Exhibit 99.3
JTC(L)3729/9A/GP/dn
JTC(L)7200/1542/GP/dn
15 April 2009

Terra Investments Pte Ltd	BY FAX & POST	JTC Corporation
c/o United Premas Limited	FAX : 6876 6495	The JTC Summit
Block 750 Oasis Chai Chee Road		8 Jurong Town Hall Road
Technopark @ Chai Chee #01-01		Singapore 609434
Singapore 469000
Attention : Mr Kenneth Tham		JTC hotline	1800 568 7000
		main line	(65) 6560 0056
		facsimile	(65) 6565 5301
		website	www.jtc.gov.sg
Dear Mr Tham,
PROPOSED ASSIGNMENT/TRANSFER (“ASSIGNMENT”) OF LEASE OF PTE LOTS A1964503, A1964504, A1964505, A1964506,
A1964507, A1964508 AND A1964510 (TO BE KNOWN AS PTE LOTS A1112600, A1112601, A1112602, A1112603, A1112604, A1112605 AND A1112606) AT
60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787A, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787B, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787D, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787E, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787K, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406) AND PLOT 6 WOODLANDS INDUSTRIAL PARK D (“the Property”)
BY TERRA INVESTMENTS PTE. LTD. TO CHARTERED SEMICONDUCTOR MANUFACTURING LTD

1	We refer to your application for the Assignment of lease of the Properties to Chartered Semiconductor Manufacturing Ltd. (“the Assignee”)

2	Conditions to be Complied with

We have, in principle, no objection to the Assignment subject to the following conditions being complied with:

Assignment consent letter (Land & Standard Factory with EBS)/CTG/KCS/01102008	Page 1 of 24

2.1	Assignor
(a)	In any event and regardless of whether the Assignment is eventually completed or our approval subsequently revoked or withdrawn, you shall pay to us administrative fee of S$3,745.00 (inclusive of GST at prevailing rate). These fees are non-refundable and do not prejudice our rights to withhold the completion of the Assignment for any reason,

(b)	You shall settle the property tax and all other outstanding charges in respect of the Property and GST payable in relation thereto covering the period up to the day immediately preceding the date of legal completion of the Assignment.

(c)	Before completion of the Assignment, you shall settle all costs in relation to the Property, including:
(c1)	outstanding rent plus GST, interest accrued thereon and all other sums plus GST owing to us in respect of the Property; and
(c2)	our solicitor’s costs plus GST for the recovery of any and all monies owing to us.
In this connection, we would require to be provided with your solicitor’s written undertaking that they will deduct and pay to us the said costs directly from the proceeds of the. Assignment.

(d)	You shall continue paying us your annual Land Rent[1], any revisions thereto and the new Land Rent stipulated in paragraph 2.2(c1) below plus GST thereon until the date of completion of the Assignment. Please note that:
(d1)	We will continue to bill you until and including the month of completion of the Assignment. You/your solicitor shall notify us of the completion date of the Assignment immediately upon such completion to enable us to bill the Assignee with effect from the first of the month following our receipt of the notification of the completion date of the Assignment. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Land Rent[1], any revisions thereto and the new Land Rent stipulated in paragraph 2.2(c1) below plus GST thereon billed by us before, on or after completion of the Assignment.

[1]	Land Rent in this context refers to the yearly/annual rent (excluding waterfront fees/rent relating to the Allocated Waterfront Boundary Line, if any) as stipulated in your existing contract with us. Where applicable, for cases which are still within the licence period in the Building Agreement, “Land Rent” would refer to “Licence Fees”.

(d2)	If applicable and if extension of the completion deadline specified in paragraph 2.3(a) below is (at our absolute discretion) granted in writing by us, you shall pay us the new Land Rent stipulated in paragraph 2.2(c1) below plus GST thereon with effect from the first of the month following the expiry of a six (6)-month period from the date of this letter subject to the provisions in paragraph 2.2(c2) and (c3) below.
(e)	If there are any outstanding mortgages on the Property, you shall :
(e1)	inform the mortgagees of the Assignment;

(e2)	ensure that the mortgages are discharged prior to or on completion of the Assignment; and

(e3)	let us have a copy each of the documents of discharge for our records when submitting a copy of the duly stamped and executed Deed of Assignment to us.
(f)	You shall forward to us a certified true copy of your duly passed Board of Directors’ resolution in the form as set out in Appendix 1 hereto authorising the Assignment to the Assignee and the affixation of your common seal to all necessary documents relating to the same including the Deed of Assignment in accordance with your Articles of Association.
2.2	Assignee

That the Assignee fulfils and you shall procure that the Assignee fulfils the following —
(a)	You shall strictly comply with the written clearance relating to the Assignee’s proposed use of the Property from the Central Building Plan Unit (“CBPU”) and Public Utilities Board (“PUB”) at all times throughout the remainder of the lease term.

(b)	The Assignee shall be permitted to use the Property throughout the remainder of the lease term only for the following purpose:

A1964503 (to be known as A1112600)

Wafer fabrication plant operations.

A1964504 (to be known as A1112601)

Wafer fab production.

A1964505 (to be known as A1112602)

Ancillary services such as car-parking lots, process water treatment tank, electrical sub-station and pump house only.

A1964506 (to be known as A1112603)

Wafer fabrication production only.

A1964507 (to be known as A1112604)

Wafer fabrication only.

A1964508 (to be known as A1112605)

Slurry treatment and its ancillary activities only.

A1964510 (to be known as A1112606)

Ancillary use for business expansion.

(c)	In respect of the annual Land Rent[1] :
(c1)	throughout the remaining lease term, the Assignee shall, from and including the completion date of Assignment, pay to us Land Rent[1] based on:
for A1964503 (to be known as A1112600)
$33.78 per square metre per annum or the anniversary rate, whichever is higher, subject to paragraphs 2.2(c2)(i) and 2.2(c2)(ii) (“the new Land Rent”) plus GST thereon. The new Land Rent will be billed to the Assignee from the first of the month following our receipt of the notification of the completion date of the Assignment. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Land Rent1, any revisions of thereto and the new Land Rent plus GST thereon billed by us before, on or after completion of the Assignment;
for A1964504 (to be known as A1112601)
$33.78 per square metre per annum or the anniversary rate, whichever is higher, subject to paragraphs 2.2(c2)(i) and

2.2(c2)(ii) (“the new Land Rent”) plus GST thereon. The new Land Rent will be billed to the Assignee from the .first of the month following our receipt of the notification of the completion date of the Assignment. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Land Rent1, any revisions of thereto and the new Land Rent plus GST thereon billed by us before, on or after completion of the Assignment;
for A1964505 (to be known as A1112602)
$33.78 per square metre per annum or the anniversary rate, whichever is higher, subject to paragraphs 2.2(c2)(i) and 2.2(c2)(ii) (“the new Land Rent”) plus GST thereon. The new Land Rent will be billed to the Assignee from the first of the month following our receipt of the notification of the completion date of the Assignment. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Land Rent1, any revisions of thereto and the new Land Rent plus GST thereon billed by us before, on or after completion of the Assignment;
for A1964506 (to be known as A1112603)
$18.33 per square metre per annum or the anniversary rate, whichever is higher, subject to paragraphs 2.2(c2)(i) and 2.2(c2)(ii) (“the new Land Rent”) plus GST thereon. The new Land Rent will be billed to the Assignee from the first of the month following our receipt of the notification of the completion date of the Assignment. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Land Rent1, any revisions of thereto and the new Land Rent plus GST thereon billed by us before, on or after completion of the Assignment.
for A1964507 (to be known as A1112604)
$18.26 per square metre per annum or the anniversary rate, whichever is higher, subject to paragraphs 2.2(c2)(i) and 2.2(c2)(ii) (“the new Land Rent”) plus GST thereon. The new Land Rent will be billed to the Assignee from the first of the month following our receipt of the notification of the completion date of the Assignment. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Land Rent1, any revisions of thereto and the new Land Rent plus GST thereon billed by us before, on or after completion of the Assignment.
for A1964508 (to be known as A1112605)
$17.37 per square metre per annum or the anniversary rate, whichever is higher, subject to paragraphs 2.2(c2)(i) and 2.2(c2)(ii) (“the new Land Rent”) plus GST thereon. The new Land Rent will be billed to the Assignee from the first of the month following our receipt of the notification of the completion date of the Assignment. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Land Rent1, any revisions of thereto and the new Land Rent plus GST thereon billed by us before, on or after completion of the Assignment.
for A1964510 (to be known as A1112606)
$12.00 per annum (“Annual Rent”), payable in advance on the first day of January in each year without demand. However, the Annual Rent is temporarily waived until such a time as we may, in our absolute discretion, determine. But the Agreement for Lease will still contractually reflect the Annual Rent, You shall be notified in writing should we decide to cease the waiver of the Annual Rent. You/your solicitor and the Assignee/the Assignee’s solicitor shall make the necessary adjustments as between you and the Assignee as regards the payment of the Annual Rent should the waiver cease, plus GST thereon billed by us, before, on or after completion of the Assignment.
(c2)	the new Land Rent shall be subject to the relevant revision of rental scheme of 9% Fixed (for A1112600, A1112601 and A1112602) and 5.5% yearly capped (for A1112603, A1112604 and A1112605) which is applicable to the Assignor in respect of the Property, the next rent revision falling on the day and month stipulated in the lease.

General illustration only : If—
•	the consent to assign letter (“Consent Letter”) is dated 5 January 2005;

•	completion of the assignment has to be completed within 3 months, ie, by 4 April 2005; and

•	the lease states that the Land Rent[1] revision anniversary falls on 16 July of every year (“Contractual Anniversary”).

(i)	If the Assignment is completed on 15 March 2005 (ie, within 3 months of 5 January), the new Land Rent will take effect on 15 March 2005. Billing will be addressed to the Assignee with effect from 1 April 2005 (ie, the first of the month following our receipt of the notification of the completion date of the Assignment). The next rent revision is on 16 July 2005, the Contractual Anniversary.

(ii)	But if an extension of the completion deadline is granted to 4 September 2005 and the Assignment is completed on 4 September 2005 (8 months from the Consent Letter), then annual Land Rent[1] is first revised on 16 July 2005, the immediate Contractual Anniversary. The new Land Rent stipulated in the Consent Letter takes effect on 5 July 2005 (re paragraph 2.1(d) above). Billing for the new Land Rent, which will be addressed to the Assignor, will commence on 1 August 2005 (ie, the first of the month following the expiry of the 6 month period from the date of the Consent Letter).Billing will be addressed to the Assignee with effect from 1 October 2005 (ie, the first of the month following our receipt of the notification of the completion date of the Assignment) The next rental revision will then be on 16 July 2006, the Contractual Anniversary in the following year.
(c3)	If for any reason, we shall at any time withdraw our consent to the Assignment or if both the Assignee and you, the Assignor, confirm in writing that the Assignment will not be proceeded with, we will refund the additional sum which has been paid (if any) to us representing the difference in rent between the new Land Rent and the rate which would have prevailed had there been no Assignment.
(d)	After the Assignment is completed, then if on completion of final survey at any time, the land area on which annual Land Rent[1] is calculated is subsequently adjusted, then any differential rent which is to be paid to us, or refunded by us, under the lease and GST if any shall accordingly be paid by or refunded to the Assignee retrospectively from the commencement date of the lease term. It will thus be between the Assignee and the Assignor as to how this sum will be settled directly as between themselves.
(e)	During the lease term, the Assignee shall pay the Land Rent[1] and all charges and GST by Interbank GIRO or any other mode to be determined by us. Accordingly, the Assignee shall provide us with the duly completed GIRO authorisation. form enclosed herewith. However, pending the GIRO arrangement being finalised, the Assignee shall pay the annual Land Rent[1] and GST as they fall due by cheque.
(f)	The Assignee shall at his own cost and expense and subject to prior written approval from us and the relevant governmental and statutory authorities provide and maintain throughout the remaining lease term, suitable and proper foundation for all machinery, equipment and installations in connection with the approved usage at the Property.

We shall not under any circumstances and at any time be liable for any claim, demand, loss, damage, inconvenience or loss of peaceful enjoyment of the Property that the Assignee may suffer in connection with or arising form —
(f1)	any defects caused to the ground/production floor slabs by overloading;

(f2)	any subsidence or cracking of the ground/production floor slabs of the Property; or

(f3)	any other defects inherent, latent, or otherwise in the Property, whether in relation to the buildings, structures and installations, or the state and condition of the land (including but not limited to the ground levels, topography, subterranean conditions, and soil content, characterisation and conditions), all of which the Assignee shall be deemed to have full knowledge of.
(g)	The Assignee will take over the remainder of the original lease term from the completion date of the Assignment.
(h)	The Assignee shall enter into a Supplementary Agreement/Variation of Lease (as the case may be) with us to incorporate the terms and conditions of this letter, as applicable to the Assignee and confirm that it shall comply with all the terms of the Agreement for Lease/ Lease immediately upon completion of the Assignment. Our Legal Services Division will send the Supplementary Agreement / Variation of Lease to the Assignee or their solicitor in due course and the Assignee must execute the same within one month of receipt thereof. The Assignee’s mortgagee (if any) must also endorse their consent on the Supplementary Agreement/Variation of Lease.
(i)	In respect of Appendix 2a hereto, those conditions in Appendix 2a which are not already in the existing legal document(s) between you, the Assignor, and ourselves shall bind the Assignee and shall also be incorporated in full into the aforesaid Supplementary Agreement / Variation of Lease to be executed by the Assignee.
(j)	In relation to the Assignment, the Assignee shall forward to us a certified true copy of its duly passed Board of Directors’ resolution in the form as set out in Appendix 3 annexed hereto.
2.3	Assignor and Assignee
That both you and the Assignee shall (and you shall procure the Assignee to) agree with and comply with the following —
(a)	The Assignment shall be legally completed within 6 months from the date of this letter.
(b)	Both you (as the Assignor) and the Assignee must comply with the terms and conditions in Appendix 4.

(c)	Environmental Baseline Study (EBS)

EBS to be done upon any Subsequent Assignment and in any case, upon expiry or termination of Lease

(c1)	The Assignee shall:
(c1.1)	if we in accordance with the provisions of the lease grant written consent to the Assignee to assign (“Subsequent Assignment”) the remaining lease term and in addition to the terms and conditions which may be stipulated in such consent;
(c1.2)	in the event of termination of the lease term by re-entry by us under the lease (“Re-Entry”); or
(c1.3)	prior to expiry of the remaining lease term/yielding up possession of the property (“Expiry”), at his own cost —
(c1.4)	engage a reputable independent consultant to conduct an Environmental Baseline Study (“Assignee’s EBS”) to determine the level of minerals, hydrocarbons and chemicals on and beneath the property. Please refer to Annex C for the minimum requirements for the Assignee’s EBS.

(c2)	A written copy of the results of the Assignee’s EBS shall be submitted to us within four (4) months before the expiry of the Lease or at least 3 weeks before legal completion of the Subsequent Assignment or within the period as may be stipulated in JTC’s written notice in the event of Re-Entry.
(c3)	If the results of the Assignee’s EBS indicate that the level of minerals, hydrocarbons or chemicals present at the time of the Assignee’s EBS exceeds the lower of the following described levels:
(c3.l)	that shown in a previous Environmental Baseline Study, if any, submitted to us at or about the time of the commencement of the (original) lease term (“the First Baseline Study”);
(c3.2)	that shown in a previous Environmental Baseline Study (whether at the stage of the Phase 1 report or full report or otherwise), if any, submitted to us at or about the time of the present assignment or the assignment immediately preceding the Subsequent Assignment (“Assignment Baseline Study”); or
(c3.3)	that permitted by the laws, by-laws, orders, rules and regulations prevailing at the time of the Assignee’s EBS (“such laws”), or in the absence of such laws, the prevailing Dutch standards regulating intervention levels (“the prevailing Dutch Standard”)
(“contamination”), then before legal completion of the Subsequent Assignment or before Expiry or within the period as may be stipulated in JTC’s written notice in the event of Re-Entry, as the case may be, unless we permit the subsequent assignee (if any) to take over the Assignee’s obligation in accordance with this paragraph (c), the Assignee shall, at his own cost, properly carry out all works necessary to decontaminate the Property —
(c3.4)	to the state and condition existing at the time of the First Baseline Study (“the First Baseline level”) if the lease contains a covenant requiring decontamination to the First Baseline level (“the said covenant”); or
(c3.5)	in the absence of the said covenant, then to whichever of the following state and condition is less stringent —

i.	under the First Baseline level if there was a First Baseline Study;

ii.	the state and condition existing at the time of the Assignment Baseline Study; or

ii.	as required under such laws or, in the absence of such laws, the prevailing Dutch standards and to our satisfaction and the satisfaction of the relevant governmental and statutory authorities (“the decontamination works”).
(c4)	The Assignee shall reinstate any damage to the Property and leave the property in tenantable repair and in accordance with the Assignee’s covenants under the lease (“the reinstatement works”).
(c5)	For the avoidance of doubt, any contamination detected at the Property shall be presumed and deemed to have occurred after the commencement of the (original) lease term, and shall be the Assignee’s liability, unless the Assignee can provide due proof to our satisfaction that such contamination was already present before that time.
(c6)	If the Assignee continues to occupy the Property or any part thereof by himself or his agents, servants, contractors or subcontractors, or other permitted persons, for purposes of or in connection with any of the decontamination works and reinstatement works, the Assignee shall be deemed to be the occupier of the Property and every part thereof as a mere licensee, but subject to the same liabilities as a lessee under the lease, and such license shall at any time be determinable by us. But the provisions in this sub-paragraph shall not be construed as a consent by us for the Assignee to hold over after the Event or creating any greater interest than a mere licence.
(c7)	If the Assignee for any reason fails to fully carry out the decontamination works and reinstatement works in accordance with his obligations, we may, without prejudice to any other right or remedy we may have, carry out or cause to be carried out the Subsequent Study and/or the decontamination works and reinstatement works, or such part thereof, as we may deem fit, and all costs and expenses incurred thereby shall be recoverable by us from the Assignee as a debt; and we shall also be entitled to recover from the Assignee and the Assignee shall pay the equivalent of all rents, GST, property tax, outgoings and other amounts which we would have been entitled to receive from the Assignee had the period within which the decontamination works and reinstatement works are effected by the Assignee or us been added to the lease term.
(c8)	If however the subsequent assignee (if any) wishes to take over the Assignee’s obligations of decontaminating and reinstating the property, then the subsequent assignee will be permitted to do so only if at least 3 weeks before legal completion of the Subsequent Assignment —
(c8.1)	the subsequent assignee communicates clearly to us in writing that he will take over the whole obligation immediately upon legal completion of the Subsequent Assignment; and
(c8.2)	a qualified consultant engaged by the subsequent assignee certifies that the contamination level is fit for operations and safe for workers to operate on the property for the whole of the remaining lease term.
If the consultant so confirms, then the subsequent assignee’s obligation to us in respect of contamination and reinstatement shall also be as stipulated in the paragraphs below.
(c9)	After legal completion of the Subsequent Assignment, the subsequent assignee shall —
(c9.1)	if we in accordance with the provisions of the lease grant written consent to the subsequent assignee to assign the remaining lease term and in addition to the terms and conditions which may be stipulated in such consent;

(c9.2)	in the event of termination of the lease term by re-entry by us under the lease (“Re-Entry”); or

(c9.3)	prior to expiry of the remaining lease term/yielding up possession of the property, (“Expiry”)
(collectively, the “Event”)

at his own cost —
(c9.4)	except in the case of (c9.1) above, remove all structures, fixtures and fittings, or any part thereof as may be required by us;

(c9.5)	engage a reputable independent consultant to conduct another Environmental Baseline Study (“the Subsequent Study”) to determine the level of contamination on and beneath the property, and submit a written copy of the Subsequent Study to us;
(c9.6)	carry out the decontamination works in accordance with the paragraph (c3) above, and in this context, “prevailing” shall mean prevailing at the time of the Subsequent Study; and
(c9.7)	reinstate any damage to and leave/yield up the property in tenantable repair and in accordance with the lessee’s covenants under the lease (“the reinstatement works”).
(c10)	If the subsequent assignee continues to occupy the Property or any part thereof by himself or his agents, servants, contractors or subcontractors, or other permitted persons, for purposes of or in connection with any of the decontamination works and reinstatement works, the subsequent assignee shall be deemed to be the occupier of the Property and every part thereof as a mere licensee, but subject to the same liabilities as a lessee under the lease, and such licence shall at any time be determinable by us. But the provisions in this sub-paragraph shall not be construed as a consent by us for the subsequent assignee to hold over after the Event or creating any greater interest than a mere licence.
(c11)	If the subsequent assignee for any reason fails to fully carry out the decontamination works and reinstatement works in accordance with his obligations, we may, without prejudice to any other right or remedy we may have, carry out or cause to be carried out the Subsequent Study and/or the decontamination works and reinstatement works, or such part thereof, as we may deem fit, and all costs and expenses incurred thereby shall be recoverable by us from the subsequent assignee as a debt; and we shall also be entitled to recover from the subsequent assignee and the subsequent assignee shall pay the equivalent of all Land Rent[1], GST, property tax, outgoings and other amounts which we would have been entitled to receive from the subsequent assignee had the period within which the decontamination works and reinstatement works are effected by the subsequent assignee or us been added to the lease term.
(d)	If after completion of the Assignment, there exists or we discover any breach of any term, covenant or condition in the Agreement for Lease/Lease or this letter (whether or not originally perpetrated by the

Assignor), the Assignee shall assume all liabilities and responsibilities to rectify and remedy the said breach. If the Assignee fails to so rectify and remedy any such breach, we shall be entitled to exercise our right of re-entry under the lease, without prejudice to any other right or remedy we may have.

3	Interpretation

This letter and the Building Agreement / Agreement for Lease / Lease shall be interpreted in accordance with the laws of Singapore and any legal proceedings, actions or claims arising from or in connection with this letter and the Agreement for Lease/Lease shall be commenced in and heard before the courts of Singapore and the Assignee shall agree to submit himself/itself to the jurisdiction of the courts of Singapore.

4	No Third Party Rights

A person who is not a party to the consent to the Assignment shall have no right under the Contracts (Rights of Third Parties) Act (as amended or revised from time to time) to enforce any of its covenants, terms or conditions. The word “person” shall include a body corporate.

5	Mode of Valid Acceptance

We require acceptance of the above terms and conditions by both you (as the Assignor), and the Assignee, as appropriate and the submission to us of all the following by 29 April 2009:
5.1	From the Assignor
a)	duly signed letter of acceptance issued on your letterhead by you as the Assignor, in the form set out in Appendix 5 (Part 1) accepting all the terms and conditions set out in this letter and confirming the truth and accuracy of all matters stated in the Application;

b)	a cheque payment of the administrative fee of $3,745.00 (inclusive of GST at prevailing rate);

c)	letter of undertaking referred to in paragraph 2.1(c) above; and

d)	a certified true copy of the Assignor’s resolution referred to in paragraph 2.1(f) above,

5.2	From the Assignee
a)	duly signed letter of acceptance issued by and on the letterhead of the Assignee, in the form set out in Appendix 5 (Part 2) accepting all the terms and conditions set out in this letter and confirming the truth and accuracy of all matters stated in the Application;
b)	duly completed and signed GIRO authorisation form referred to in paragraph 2.2(e) above;
c)	a certified true copy of the Certificate of Incorporation or other document of registration of the Assignee issued by the Accounting and Corporate Regulatory Authority (ACRA);
d)	a certified true copy of the Assignee’s resolution referred to in paragraph 2.2(j) above; and
e)	a certified true copy of the Memorandum and Articles of Association of the Assignee.
f)	letter of undertaking, in the format as that enclosed with this letter.

6	Please note that documents submitted to us shall be subject to verification by us to our satisfaction. If valid acceptance of this consent in accordance with paragraph 5 is not received, this letter shall lapse and our consent to the Assignment shall be deemed revoked and cancelled. In that event, the administrative fee under paragraph 2.1(a) above shall be forfeited if already paid, but shall be nevertheless payable by you if not yet paid.

7	Mortgage/Charge

Upon valid acceptance by the Assignor and Assignee in accordance with paragraph 5 above, the Assignee may mortgage/charge his interest by giving us a Notice of Mortgage/Charge in accordance with JTC’s Practice Circular dated 8 September 2008. A summary of the Practice Circular is attached at Appendix 6 (including Annexes A and B of the Practice Circular). PLEASE NOTE that —
a)	the Assignee’s lawyers may submit the Notice of Mortgage on his behalf.

b)	the Practice Circular may be retrieved from our website at http://www.jtc.gov.sg under the icon “Policies” and then clicking these icons in the following order : “Lease Management”, “Practice Circular”, “Correspondence or Annex A”.

c)	should you have any queries concerning the Practice Circulars, you may contact any of these persons at the following telephone numbers —

Rani Hubert	—	6 8833 181

Albert Tan	—	6 8833 193

Tong Meow Hoon	—	6 8833 196

8	Non-Waiver

Please note that this letter and its contents do not waive nor should they be construed as or be deemed to be a waiver of any of our rights and remedies against you or the Assignee, in respect of breaches (if any) on your part of any term, covenant, condition or obligation under or in connection with the Agreement for Lease. Any waiver by us, to be effective, must be clearly and specifically stated in writing by us.

9	This letter is concurrently copied to the Assignee, for the Assignee’s acceptance in accordance with paragraph 5 above.
Yours sincerely,
/s/ Gillian Phua
GILLIAN PHUA (MS)
Assistant Manager
Electronics Department
Electronics, Info-Comm & Media Cluster
DID  : 6883 3702
FAX : 6565 5301
EMAIL: phuallg@jtc.gov.sg

Attd.

cc Chartered Semiconductor Manufacturing Ltd	BY FAX & POST
60 Woodlands Industrial Park D Street 2	FAX : 6360 4970
Singapore 739406 Attention : Ms Janet Cun

Appendix 1
[To be issued on Assignor’s Letterhead]
DRAFT RESOLUTION2
TERRA INVESTMENTS PTE. LTD. (“the Company”)
Minutes of Directors’ Meeting of TERRA INVESTMENTS PTE. LTD. held on                       day of                                at a.m./p.m. at                                      , the following Company resolutions were passed.
(1)	That the Company assigns and sells the leasehold premises known as Pte Lots to CHARTERED SEMICONDUCTOR MANUFACTURING LTD. at a consideration of S$ .

(2)	That the Common Seal of the Company be affixed to all the documents relating to the aforesaid sale and assignment including the Deed of Assignment in accordance with the Articles of Association of the Company.
Dated this                       day of                               20     .
Certified True Copy

Chairman / Managing Director

Director / Secretary

[2]	Not applicable for Assignor who is a partnership/sole-proprietorship
Assignment consent letter (Land & Standard Factory with EBS) Appendix I/ CTG/<Person’s initials>/<Date of amendment>

Appendix 2a
Assignee to be Additionally Bound by the Following Conditions
(1)	The assignee / transferee (“Assignee”) shall not at any time hold us liable for any claim, demand, action, proceeding, inconvenience, loss, damage, costs or expenses of whatever kind or description which the Assignee or any other person may suffer in connection with or arising from the easement referred to in the Building Agreement / Agreement for Lease / Lease (as the case may be) or any works carried out in relation thereto.

(2)	If the Lease Term is determined, by expiry or otherwise, the Assignee shall:
(a)	immediately surrender or cause to be surrendered the subsidiary Certificate of Title for the leasehold estate comprised in the lease (and any duplicate instrument) to the Registrar of Titles for custody and cancellation; and

(b)	simultaneously give to us written notice of such surrender.
(3)	Without prejudice to the generality of the relevant related clauses in the Building Agreement / Agreement for Lease / Lease (as the case may be), the Land Rent[1] and other taxable sums payable by the Assignee under or in connection with this Building Agreement / Agreement for Lease / Lease (as the case may be) shall be exclusive of the goods and services tax (hereinafter called “tax”) chargeable by any government, statutory or tax authority calculated by reference to the amount of Land Rent[1] and any other taxable sums received or receivable by us from the Assignee and which tax is payable by the Assignee. The Assignee shall pay the tax and we acting as the collecting agent for the government, statutory or tax authority shall collect the tax from the Assignee together with the Land Rent[1] herein before reserved without any deduction and in advance without demand on the 1st day of each month of every year (i.e. first of January, February, March etc) and in the manner and within the period prescribed in accordance with the applicable laws and regulations.
(4)	Materials of a dangerous or explosive nature shall not be used or stored in the Property without our prior written consent, and the Assignee must keep us indemnified against all claims, demand, action, proceeding, inconvenience, loss, damages, costs or expenses caused by the use or storage of such materials whether or not the same is done with our consent.

(5)	If —
(a)	Land rent[1], tax or any other sums due under or by virtue of the lease, or any part thereof shall be unpaid for fourteen days after becoming payable (whether the same shall have been formally demanded or not);

*	Delete where inapplicable
Assignment consent letter (Land & Standard Factory with EBS) Appendix 2A/CTG/KCS/01082007
Consent assign/Appendix 2a/31 Aug 06 + LLP + s215 Cos Act/GO+ms
Consent to assign/Appendix2+2A/31Aug06+LLP+s215CosAct/GO+ms/26Jun06/GO+sr/paras3,4,6,8

(b)	any of the covenants or obligations on the part of the Assignee shall not be performed or observed; or

(c)	any writ of seizure and sale or its equivalent made in respect of the property shall be enforced by sale or by entry into possession without our prior written consent having first been obtained (the restrictions contained in Section 17 of the Conveyancing of Law and Property Act shall also not apply in such event) by the Assignee or by the person in whose favour the writ of seizure and sale, or its equivalent shall have been made, then and in any such case it shall be lawful for us or any person or persons authorised by us in that behalf at any time thereafter to re-enter upon the Property or any part thereof in the name of the whole. Thereupon the term of lease shall absolutely determine but without prejudice to any of our right of action or remedy in respect of any breach of any covenant or condition by the Assignee. If the Property is in future assigned by way of mortgage, this provision shall not take effect until we have served upon the mortgagee a written notice that such breach has occurred and the mortgagee has failed to remedy the breach.
(6)	The Assignee shall perform and observe all the obligations which we as the Lessor of the Property may be liable to perform or observe during the term of lease by any direction or requirement of any governmental or statutory authority. If the assignee shall fail to observe or perform this covenant, we as Lessor may in our absolute discretion perform the same and all expenses and costs incurred thereby shall be recoverable from the Assignee as a debt Provided Always That we shall not be liable to the Assignee for any claim, demand, action, proceeding, inconvenience, loss, damage costs or expenses.

(7)	A person who is not a party to the Building Agreement / Agreement for Lease/Lease (as the case may be) shall have no right under the Contracts (Rights of Third Parties) Act (as amended or revised from time to time) to enforce any of its covenants, terms or conditions. The word “person” shall include a body corporate.
(8)	(a)	The Assignee shall not demise, assign, charge, create a trust or agency, mortgage, let, sublet, or permit undertaking, or grant a licence or part with or share the possession or occupation of the Property in whole or in part (“the Prohibition”) within three (3) years from the date of completion of the Assignment (“the Prohibition Period”) EXCEPT THAT the Assignee may:
(a.1)	sublet the property with our prior written consent; or

*	Delete where inapplicable
Assignment consent letter (Land & Standard Factory with EBS) Appendix 2A/CTG/KCS/01082007
Consent to assign/Appendix 2a/31 Aug 06 + LLP s215 Cos Act/GO+ms
Consent in assign/Appendix2+2A/31Aug06+LLP+s215CosAct/GO+ms/26Jun06/GO+sr/paras3,4,6,8

(a.2)	subject to our prior written consent or prior written notification to us (as the case may be), in accordance with our requirements then prevailing, mortgage or charge the property by way of assignment or deed of debenture for the purpose of obtaining financing for the working capital requirements of the assignee.
(b)	After the Prohibition Period, not to demise, assign, charge, create a trust or agency, mortgage, let, sublet, grant a licence or part with or share the possession or occupation of the Property in whole or in part without our prior written consent (“the Restriction”).

(c)	Notwithstanding 8(a) and 8(b) above, we in granting any consent relating to the Prohibition, the Restriction or otherwise, may in our absolute discretion, impose terms and conditions including but not limited to requiring:-
(c.1)	the fixed investment criteria[3] to be met and due proof thereof be shown within such period of time as we may stipulate;

(c.2)	an assignee (i.e. the purchaser) to be subject to the Prohibition for a period of three (3) years from the date of completion of assignment EXCEPT THAT the assignee (the purchaser) may:
(i)	subject to our prior written consent or prior written notification to us (as the case may be), in accordance with our requirements then prevailing, mortgage or charge the Property by way of assignment or debenture; and

(ii)	sublet the Property with our prior written consent.
(c.3)	the payment of monies, fee or deposit.
The restrictions in Section 17 of the Conveyancing and Law of Property Act (Chapter 61) shall not apply.
(d)	In the event of non-observance of the terms and conditions imposed in accordance with 8(c) above, we shall, without prejudice to any other right or remedy we may have, be entitled to exercise our rights under clause 3(c) of the Lease.

[3]	Fixed investment criteria for this purpose means the fixed investment criteria mentioned (if any) in the Building agreement/Agreement for Lease/Lease (as may be amended from time to time) entered into by the assignor/transferor or previous lessees.

*	Delete where inapplicable
Assignment consent letter (Land & Standard Factory with EBS) Appendix 2A/CTG/KCS/01082007
Consent to assign/Appendix 2a/31 Aug 06 + LLP + s215 Cos Act/GO+ms
Consent to assign/Appendix2+2A/31Aug06+LLP+s215CosAct/GO+ms/26Jun06/GO+sr/paras3,4,6,8

(9)	Not to:
(a)	make any application for conversion under Part IV of the Limited Liability Partnerships Act 2005 (as may be amended or revised from time to time); or

(b)	pass any resolution or do any act which may result in the issuance by the Registrar of Companies of a notice of amalgamation under Part VII of the Companies Act (as may be amended or revised from time to time) which may cause the Property to be transferred to or vested in any amalgamated entity, without our prior written consent. If we grant any such consent, we shall have the absolute discretion to impose terms and conditions. The restrictions in section 17 of the Conveyancing and Law of Property Act (Chapter 61) shall not apply.

*	Delete where inapplicable
Assignment consent letter (Land & Standard Factory with EBS) Appendix 2A/CTG/KCS/01082007
Consent to assign/Appendix 2a/31 Aug 06 + LLP + s215 Cos Act/GO+ms
Consent to assign/Appendix2+2A/31Aug06+LLP+s215CosAct/GO+ms/26Jun06/GO+sr/paras3,4,6,8

Appendix 3 (Part 2)
[To be issued on Assignee’s Letterhead)
DRAFT RESOLUTION2
CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (“the Company”)
Minutes of Directors’ Meeting of CHARTERED SEMICONDUCTOR MANUFACTURING LTD. held on                      day of                      at am./p.m. at                                           , the following Company resolutions were passed.
(1)	That the Company purchases the leasehold premises known as Pte Lots (to be known as Pte Lots ) from TERRA INVESTMENTS PTE. LTD. at a consideration of S$ .

(2)	That the Company accepts the terms and conditions stated in JTC Corporation’s (JTC) letter dated <date of consent> (which was copied to the Company) and executes a Supplementary Agreement / Variation of Lease (as the case may be) to incorporate the amendments to the Building Agreement / Agreement for Lease / Lease (as the case may be) relating to the Property.

(3)	That the Common Seal of the Company be affixed to all the documents relating to the aforesaid purchase and to the Supplementary Agreement / Variation of Lease / Surrender of Lease and / or Lease (as the ease may be) in accordance with the Articles of Association of the Company.
Dated this                      day of                      20     .
Certified True Copy
Chairman / Managing Director
Director / Secretary

[2]	Not applicable for Assignee who is partnership/sole-proprietorship.
Assignment consent letter (Land & Standard Factory with EBS) Appendix 3/CTG/<Person’s initials>/<Date of amendment>

Appendix 4
Consent to Assign/Transfer
The Assignor/Transferor (“Assignor”) and Assignee/Transferee (“Assignee”) must comply with the terms and conditions set out below.
1.	The assignment/transfer (“Assignment”) is subject to the terms, covenants, conditions in the Agreement for Lease / Lease / Building Agreement (as the case may be, “the Legal Document”) and the subsequent Variation(s) of Lease / Supplementary Agreement(s) / Supplementary Deed(s), if any (“the Subsequent Document”), and JTC’s consent to assign/transfer.

2.	In the event that there is a conflict between any provision of the Deed of Assignment/Transfer Instrument (as the case may be) and that of the Legal Document and the Subsequent Document, then the provisions of the Legal Document and the Subsequent Document, shall prevail as to JTC’s rights and remedies thereunder.

3.	The Assignor’s solicitors must confirm with JTC prior to the execution of the Deed of Assignment/the execution and registration of the Transfer Instrument (as the case may be) that JTC has no objections to the execution of the Deed of Assignment /t he execution and registration of the Transfer Instrument (as the case may be).

4.	The Assignor’s solicitors must certify on the Deed of Assignment / Transfer Instrument (as the case maybe) as follows:
“CERTIFICATE PURSUANT TO JURONG TOWN CORPORATION’S CONSENT TO ASSIGN/TRANSFER”
I, the solicitor for the Assignor/Transferor# hereby certify that:
(a)	Jurong Town Corporation has consented to this assignment/transfer# subject to the terms and conditions in its consent letter(s) dated <please fill in date(s)>;

(b)	the Assignee/Transferee# and the Assignor/Transferor# have confirmed that they are not in breach of any of the terms and conditions imposed by Jurong Town Corporation in relation to this assignment/transfer#; and

(c)	Jurong Town Corporation has confirmed that it has no objection to the execution of the “Deed of Assignment / the execution and registration of the Instrument of Transfer#.
Dated this            day of

NAME & SIGNATURE OF SOLICITOR FOR THE ASSIGNOR/TRANSFEROR#”

#	Delete as appropriate
Consent to Assign & Transfer/Appdx 4/Nov 2002/GO+ms
Assignment consent letter (Land & Standard Factory with EBS) Appendix 4/CTG/KCS/01122005

5.	The Assignor’s solicitors must notify JTC immediately of the date of completion of the Assignment. JTC must be given a copy of the duly executed and stamped Deed of Assignment / duly executed, stamped and registered Transfer Instrument (as the case may be) within fourteen (14) days of the date of completion of the Assignment.
6.	JTC shall not be required nor shall be under any obligation to vet the Deed of Assignment/Transfer Instrument (as the case may be) nor confirm that Assignor’s solicitors’ certificate has been correctly incorporated without errors. Any failure to correctly incorporate the Assignor’s solicitors’ certificate without errors shall in no way prejudice nor be deemed to be a waiver of JTC’s rights and remedies, including the right of re-entry, regardless of whether JTC has received copies of the Deed of Assignment/Transfer Instrument (as the case maybe).

*	Delete where inapplicable

Assignment consent letter (Land & Standard Factory with EBS)/CTG/KCS/01122005

Appendix 5 (Part 1)
[Text of Form of Acceptance to be issued on Assignor’s Letterhead]
FORM OF ACCEPTANCE BY ASSIGNOR
Date:
To : Jurong Town Corporation
ACCEPTANCE OF TERMS FOR ASSIGNMENT/TRANSFER (“ASSIGNMENT”) OF LEASE OF PTE LOTS A1964503, A1964504, A1964505, A1964506, A1964507, A1964508 AND A1964510 (TO BE KNOWN AS PTE LOTS A1112600, A1112601, A1112602, A1112603, A1112604, A1112605 AND A1112606) AT
60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787A, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787B, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787D, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787E, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787K, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406) AND PLOT 6 WOODLANDS INDUSTRIAL PARK D (“the Property”)
BY TERRA INVESTMENTS PTE. LTD. TO CHARTERED SEMICONDUCTOR MANUFACTURING LTD
We refer to your letter of consent dated                      (“Consent Letter”) which was issued on the basis of and pursuant to our application for approval in respect of the assignment of lease of the Property (“the Application”).
As required under paragraph 2 of the Consent Letter, we attached the documents to be provided by the Assignor for your review and verification. in the event that further information or supporting materials are required, we would be in a position and undertake to provide the same, on the understanding that your consent and this acceptance are subject to your being satisfied with all documents and information provided by both the Assignor and the Assignee.
Subject to your verification of such documents and information, we hereby accept the terms and conditions set out in the Consent Letter in respect of the assignment of lease of the Property specified in the Application and agree to comply with the same. We confirm and undertake that all matters set out in the Application on the basis of and pursuant to which the Consent Letter was issued are and will remain at all material times true, correct and accurate.
Consent to Assign & Transfer/Appdx 4/Nov 2002/GO+ms
Assignment consent letter (Land & Standard Factory with EBS) Appendix 5/CTG/<Person’s initials>/<Date of amendment>

Yours faithfully

Signed by :
Designation :
For and on behalf of:

*	Delete where inapplicable

Assignment consent letter (Land & Standard Factory with EBS) Appendix 5/CTG/<Person’s initials>/<Date of amendment>

Appendix 5 (Part 2)
[Text of Form of Acceptance to be issued on Assignee’s Letterhead]
FORM OF ACCEPTANCE BY ASSIGNEE
Date:
To : Jurong Town Corporation
ACCEPTANCE OF TERMS FOR ASSIGNMENT/TRANSFER (“ASSIGNMENT”) OF LEASE OF PTE LOTS A1964503, A1964504, A1964505, A1964506, A1964507, A1964508 AND A1964510 (TO BE KNOWN AS PTE LOTS A1112600, A1112601, A1112602, A1112603, A1112604, A1112605 AND A1112606) AT
60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787A, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 5(738406),
Al2787B, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787D, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787E, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
Al2787K, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406) AND PLOT 6 WOODLANDS INDUSTRIAL PARK D (“the Property”)
BY TERRA INVESTMENTS PTE. LTD. TO CHARTERED SEMICONDUCTOR MANUFACTURING LTD
We refer to your letter of consent and eStatement letter, both dated                      Rule (“Consent Letter”) which was issued on the basis of and pursuant to the application for approval in respect of the assignment of lease of the Property (“the Application”) submitted by TERRA INVESTMENTS PTE. LTD. (“the Assignor”).
As required under paragraph 2 of the Consent Letter, we attach the documents to be provided by the Assignee for your review and verification. In the event that further information or supporting materials are required, we would be in a position and undertake to provide the same, on the understanding that your consent and this acceptance are subject to your being satisfied with all documents and information provided by both the Assignor and the Assignee.
Subject to your verification of such documents and information, we hereby accept the terms and conditions set out in the Consent Letter and eStatement letter in respect of the assignment of lease of the Property named in the Application and agree to comply with the same. We confirm and undertake that all matters set out in the Application on the basis of and pursuant to which the Consent Letter was issued are and will remain at all material times true, correct and accurate.

*	Delete where inapplicable

NTM Practice Circular Summary/Oct 2002/WYY+ EL/GO+ms Assignment consent letter (Land & Standard Factory wilt EBS) Appendix 6/CTG/KCS/01122005

We understand and agree that we will only be able to view our Statement of Accounts (SA) in Krypton and confirm that the following email address(es) are the authorized recipients to receive the email notification to view our SA or eStatement in Krypton. We have enclosed a completed application for EASY access code.
Email address 1:
*Email address 2:
Yours faithfully

Signed by :
Designation :
For and on behalf of:

*	Delete where inapplicable

Assignment consent letter (Land & Standard Factory with EBS) Appendix 6/CTG/KCS/01122005

Appendix 6
EXPLANATION OF JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE/CHARGE IN FAVOUR OF FINANCIAL INSTITUTIONS

1	This Practice Circular (“PC”) was sent to the Association of Banks in Singapore, the Finance Houses Association of Singapore, and The Law Society of Singapore on 8 September 2008, and supersedes our Practice Circulars dated 30 October 1999, 1 June 2001, 24 April 2002 and 23 March 2004.

2	The PC states that with effect from 1 October 2008, all mortgages and charges created or transferred in respect of our properties in favour of Financial Institutions[4] is governed by the PC. Under this process, our terms and conditions have been set out upfront to give greater transparency of our policies, and to assist our customers in obtaining funds quickly with minimum administrative inconvenience.

3	Consequently, notwithstanding the provisions in the JTC Agreement[5], our current policy is that in respect of all mortgages/charges created or transferred on or after 1 October 2008, we waive our contractual requirement that our prior written consent must be obtained for the creation/transfer of a Mortgage/Charge in favour of a Financial Institution, subject to :-
3.1	submission of a duly completed Notice of Mortgage/Charge (“Notice”) in the form set out in Annex A (of the PC); and

3.2	the terms and conditions set out in Annex B (of the PC).
Copies of Annexes A and B are attached below for information. However, do note that our prior written consent is still required for mortgages and charges created in favour of a mortgagee/chargee which does not satisfy the requirement under paragraph 8(b)[1] of Annex B of the PC. Requests for consent should be made in writing to our Legal Services Division, and we will respond as soon as possible. However, if a policy decision is involved, the final response may take longer.
4	The Mortgagor/Chargor may authorise their solicitor to duly complete and submit the Notice on their behalf.

5	As before, under this process:-

[4]	Paragraph 8(b) read with the definition paragraph 16(c) of Annex B of the PC stipulates that the Mortgagee/Chargee must be a financial institution permitted by the laws of Singapore to lend to the Mortgagor/Chargor on security of the Mortgage/Charge.

[5]	Refer to 16(e) in the definition section of the PC for the meaning of “JTC Agreement”.
NOM Practice Circular Summary Apdx 6 for Assignment Consent/July 2004 GO+WYY/ms/(revised 26 Aug08)/RT+GO+JY+(my)

1

5.1	the Notice need only be sent to us each time a Mortgage/Charge is to be created or transferred;

5.2	parties need not inform us of any change in the amount of facilities secured;

5.3	our administrative fee has been waived;

5.4	the Mortgage/Charge documents do not have to be endorsed by us; and

5.5	copies of the Mortgage/Charge documents do not have to be sent to us.
6	Some of the terms and conditions of the PC which the parties must, in particular, comply with are :-
6.1	submit the Notice to us prior to the creation or transfer of any Mortgage/Charge;

6.2	notify us if the Mortgage/Charge has been discharged or is not proceeded with; and

6.3	ensure that the Mortgagor’s/Chargor’s solicitor gives the required certificate in the Mortgage/Charge documents.
7	Parties who use Annex A (of the PC) must at all times ensure that the integrity of the Notice form is preserved and must not make any changes to it, except for the insertion of the particulars and signatures required by us. By submitting the Notice to us, parties are deemed to accept all the conditions set out in the PC (including Annex B of the PC) irrevocably and unconditionally with effect from the date we receives the Notice.

8	We reserve the full right and liberty to terminate or change this process at any time in respect of subsequent mortgages and charges without notice.

9	As we receive a large number of Notices every day, we regret that it is not possible for us to reply and confirm receipt. However, we have no objections to receiving Notices by post (ordinary/registered/LUM), courier or fax. If a fax copy is sent, it is not necessary for a confirmation copy to be sent by post, All Notices should be sent to :-
The Legal Services Division
JTC Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434
FAX : 6 8855 884
NOM Practice Circular Summary Apdx 6 for Assignment Consent/July 2004 GO+WYY/ms/(revised 26 Aug08)/RT+GO+JY+(my)

2

10	Queries on estate management issues, such as outstanding building premium investment criteria, and breaches (including whether a breach has been referred for legal action), may be directed to our Cluster Development Group whom you may contact as follows :—
CLUSTER DEVELOPMENT GROUP
JTC Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434
Fax : 6885 5908 / 6885 5909
CONTACT CENTRE HOTLINE 1800-568-7000
Our officers will try to respond to queries as soon as possible. However, due to the volume and nature of the requests, some queries may take longer to attend to than others. To help minimise the time taken, please bear in mind the following points :—
10.1	ordinarily, our licensees/lessees must consent to the disclosure of the information requested due to the sensitive nature of the queries (as such it is preferable that our licensee’s/lessee’s written consent to our disclosure is attached to a request for information);

10.2	if there is no requirement for the payment of building premium in the JTC Agreement, then there is no necessity to obtain a confirmation from our officer that there is no outstanding building premium; and

10.3	our officer would have written to our licensee/lessee (ie, the Assignor, in the case of a proposed Assignment) if audited accounts have been submitted and the investment criteria has been satisfied, and copies of such letters would be available directly from our licensee/lessee.
NOM Practice Circular Summary Apdx 6 for Assignment Consent/July 2004 GO+WYY/ms/(revised 26 Aug08)/RT+GO+JY+(my)

3

JTC’S PRACTICE CIRCULAR DATED 8 September 2006 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS—
ANNEX A
NOTICE OF MORTGAGE/CHARGE IN FAVOUR OF FINANCIAL INSTITUTIONS

To:	JURONG TOWN CORPORATION Attn: The Legal Services Division
BY FAX ONLY

1	Date of Notice:

2	Private Lot Number of the Mortgaged/Charged Property: (for assignment/transfer cases, please also indicate the new Private Lot Number that has been given by JTC)	A A	JTC’s File Reference : (optional)

3	Address of the Mortgaged/Charged Property:

4	Name of Mortgagor/Chargor :
(for sale-proprietorships & partnerships, please state registered business name as well as the name(s) of the sole-proprietor or all partners, as the case may be)

5	Nature of Mortgagor’s/Chargor’s Interest :	(tick one) ☐ Lessee ☐ Licensee ☐ Prospective Assignee/Transferee

6	Mortgage/Charge : (tick & complete as appropriate)	☐ Charge: Type of Charge : ☐ Non-Syndicated Loan; Type of Mortgage : ☐ Syndicated Loan; Type of Mortgage :

7	Name of Mortgagee/Chargee :
(in the case of transfer of a mortgage/charge, please indicate both transferor and transferee)
(in the case of a syndicated loan, please indicate Agent/Security Trustee/Lenders’ representative as well as set out names of all Lenders to the syndicated loan)

8	Address of Mortgagee/Chargee :
(in the case of a syndicated loan, please indicate Agent/Security Trustee/Lenders’ representative Singapore office address)

9	If Mortgagor/Chargor is a Prospective Assignee/Transferee, when was JTC’s consent to assign/transfer obtained? (No valid Notice can be given unless JTC has granted consent to assign/transfer)

10	If the Borrower is different from the Mortgagor/Chargor, what is the name of the Borrower and what is the Borrower’s relationship to Mortgagor/Chargor?
(e.g. wholly-owned subsidiary of Mortgagor, related company etc.)

11	Discharging existing mortgage/charge?	(tick one)	Date/Proposed date of discharge :
☐ Yes ☐ No ☐ NA

12	Mortgage/Charge is to take effect on : (in the case of transfer of a mortgage/charge, please indicate date/proposed date of transfer as well)		Aggregate Credit Facilities secured by Mortgage/Charge :

13	Pursuant to JTC’s Practice Circular dated 8 September 2008 and in consideration of JTC waiving its requirement for prior written consent, the Mortgagor/Chargor hereby :

(a) declares that the particulars stated in this Notice are true;

(b) agrees to comply with and be bound by the terms and conditions set out in the Practice Circular (including Annex B); and

(c) confirms that the Mortgagee/Chargee has agreed that the Mortgage/Charge shall be subject to the terms and conditions set out in the Practice Circular (including Annex B).

Signature & Name of Authorised Representative of Mortgagor/Chargor

Designation :

Company/Law Firm Stamp :

Address :

	Telephone No. :	Facsimile No. :

JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS
— ANNEX B
TERMS & CONDITIONS
1 Interest that may be Mortgaged/Charged
(a)	Only a lease under a JTC Agreement may be mortgaged/charged. Any other type of interest, including tenancies, cannot be mortgaged/charged.

(b)	A Mortgage/Charge shall not be created or transferred if JTC has served on the Mortgagor/Chargor a letter of demand in respect of a breach that has not been rectified or if JTC has commenced any other type of legal action against the Mortgagor/Chargor.
2 Notice to JTC
(a)	A Mortgage/Charge may only be created or transferred after a duly completed Notice in JTC’s required form has been submitted to JTC.

(b)	JTC must be notified in writing within fourteen (14) days of the discharge of the Mortgage/Charge or any decision not to proceed with the Mortgage/Charge.

(c)	In the case of syndicated loans, JTC must be notified in writing within fourteen (14) days of any change in the Lenders or the Agent/Security Trustee/Lenders’ Representative.
3 Use of Mortgage/Charge Facilities
The Mortgage/Charge facilities shall be used firstly to pay JTC any outstanding building premium and interest thereon and/or meet JTC’s required investment criteria (if it has not been met). Alternatively, the Mortgagor/Chargor and the Mortgagee/Chargee shall ensure that sufficient funds from other sources are used to meet the aforesaid obligations.
NOM/Annex B T&C/RT+GO+Hfz+JY/tmh//22 Aug 08

1

JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS
— ANNEX B
4 Notice to Mortgagee/Chargee
Any notice served on the Mortgagee/Chargee by JTC shall be sufficiently served if the same is forwarded by registered post or facsimile to the Mortgagee’s/Chargee’s office in Singapore and shall be deemed served upon evidence that the same has been sent.
5 Agent/Security Trustee/Lenders’ Representative (Applies only to syndicated loans)
(a)	JTC may, at its option, only deal with the Agent/Security Trustee/Lenders’ Representative and only in Singapore.

(b)	Any notice served on the Agent/Security Trustee/Lenders’ Representative by JTC shall be sufficiently served if the same is forwarded by registered post or facsimile to the Agent/Security Trustee/Lenders’ Representative’s office in Singapore (which address the Agent/Security Trustee/Lender’s Representative shall provide) and shall be deemed served upon evidence that the same has been sent.

(c)	The Agent/Security Trustee/Lenders’ Representative shall ensure that the Lenders accept and comply at all times with all the terms and conditions herein.

(d)	The Agent/Security Trustee/Lenders’ Representative shall notify JTC in writing as soon as reasonably possible upon any change in Lenders.
6 Conflict
If there shall be a conflict between any provision of the Mortgage/Charge and that of the JTC Agreement, the latter shall prevail as to JTC’s rights and remedies thereunder.
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JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS
— ANNEX B
7 Powers of Sale under the Mortgage/Charge
If the Mortgagee/Chargee exercises its power of sale, the Mortgaged/Charged Property shall be sold only to an assignee or a transferee in respect of whom JTC’s prior written consent to assign/transfer has first been obtained in accordance with the clause(s) in the JTC Agreement relating to the granting of consent to assign The restrictions in section 17 of the Conveyancing and Law of Property Act (Chapter 61) shall not apply. JTC reserves full right and liberty to reject the proposed assignee/transferee.
8 Compliance with Laws
(a)	The Mortgage/Charge shall comply with all relevant laws, statutes, legislation, bye-laws, rules, orders and regulations.

(b)	The Mortgagee/Chargee (and, in the case of syndicated loans, each Lender) must be a Financial Institution[1].

(c)	The Mortgage shall be construed in accordance with the laws of Singapore and all legal proceedings in relation to the Mortgage shall be commenced and heard in Singapore courts.

(d)	The Mortgagee/Chargee (and, in the case of syndicated loans, the Agent/Security Trustee/Lender’s Representative and each Lender) agrees to submit himself to the exclusive jurisdiction of the Singapore courts.

[1]	As defined in paragraph 16(c) of this Annex B.

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JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS
— ANNEX B
9 Assignment or Transfer
A Mortgage/Charge may only be created by a prospective assignee/transferee after JTC’s written consent to assign/transfer has been obtained and the assignment/transfer has been completed in accordance with JTC’s terms and conditions. For the avoidance of doubt, reference to the creation of a Mortgage/Charge in this clause includes any statutory transfer/vesting in relation to :-
(a)	any application for conversion under Part IV of the Limited Liability Partnerships Act (Chapter 163A); and

(b)	the passing of any resolution or doing of any act which may result in the issuance by the Registrar of Companies of a notice of amalgamation under Part VII of the Companies Act (Chapter 50), which may cause the Property or any part thereof to be transferred to or vested in any amalgamated entity.
10 Void Notice
A Notice shall be rendered void in the event of :-
(a)	misleading, inaccurate or false information or declarations;

(b)	submission of an incomplete or a tampered Notice;

(c)	submission of a Notice after the creation of a Mortgage/Charge; or

(d)	non-compliance with any of the other terms and conditions of the Practice Circular.
11 Effect of Void Notice
Any Mortgage/Charge created or transferred in spite of a void Notice shall be a breach of the lease/licence. However, JTC may, at its discretion, after an evaluation of the facts of the particular case permit such a breach to be
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JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS
— ANNEX B
remedied. Such remediation (if permitted) may be subject to additional terms and conditions, including the payment of a fee to be determined by JTC.
12 Non-Waiver
(a)	JTC’s retention of a Notice shall not be deemed to be or construed as an acceptance : -
(a1)	that the Notice is not void; or

(a2)	of the truth or accuracy of the particulars given in the Notice, and JTC shall be under no obligation to verify such particulars or otherwise confirm the validity of the Notice.
(b)	JTC’s retention of a Notice shall also not in any way prejudice, nor be deemed to be or construed as a waiver of any of JTC’s rights and remedies whatsoever in respect of any outstanding arrears or other breaches of the JTC Agreement, including JTC’s right of re-entry in the event that payment is not made or the other breaches are not remedied.
13 Contracts (Rights of Third Parties) Act
No party other than JTC, JTC’s successors or assigns and parties named in Annex A shall have any right under the Contracts (Rights of Third Parties) Act (Chapter 53B) to enforce any of the terms or conditions herein.
14 Indemnity
The Mortgagor/Chargor (and, in the case of syndicated loans, the Security Trustee) shall indemnify JTC in respect of any claim or action that is brought in relation to the mortgage in any jurisdiction.
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JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS
— ANNEX B
15 Endorsement on Mortgage/Charge Documents
The Mortgagor’s/Chargor’s solicitors must certify on the relevant mortgage documents (i.e. the Mortgage-in-escrow/Mortgage Instrument/Deed of Debenture) as follows :-
CERTIFICATE PURSUANT TO JURONG TOWN CORPORATION’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE/CHARGE.
I, the solicitor for the Mortgagor/Chargor*, hereby certify that :
(a)	the Mortgagee/Chargee has agreed that the Mortgage/Charge shall be subject to the terms and conditions of the Practice Circular; and

(b)	Jurong Town Corporation has been duly notified of the creation/transfer* of this mortgage/charge* in accordance with the Practice Circular.
Dated this            day of                     .

NAME AND SIGNATURE OF MORTGAGOR’S/CHARGOR’S* SOLICITOR

*	Delete as appropriate
16 Definitions
For the purpose of this Annex B, which forms part of the conditions of JTC’s “Practice Circular dated 8 September 2008 on Notice of Mortgage in favour of Financial Institutions”, the following words shall be deemed to have the meanings assigned to them set out in this section.
(a)	“Agent” means, in respect of a syndicated loan, an agent of the Lenders.
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JTC’S PRACTICE CIRCULAR DATED 8 SEPTEMBER 2008 ON NOTICE OF MORTGAGE IN FAVOUR OF FINANCIAL INSTITUTIONS
— ANNEX B
(b)	“Annex A” means Annex A of the Practice Circular.

(c)	“Financial Institution” means a financial institution permitted by the laws of Singapore to lend to the Mortgagor/Chargor on the security of the Mortgage/Charge.

(d)	“JTC” means Jurong Town Corporation (also known as “JTC Corporation”), a body corporate established under the Jurong Town Corporation Act, Chapter 150 of Singapore, and having its office at The JTC Summit, 8 Jurong Town Hall Road, Singapore 609434, and includes its successors-in-title and assigns, if any.

(e)	“JTC Agreement” means the binding agreement made between JTC and the Mortgagor/Chargor in respect of a Lease, Agreement to Lease, Agreement for Lease or Building Agreement, and includes any variation as may be agreed to in writing of JTC and the Mortgagor/Chargor.

(f)	“Lenders” means, in respect of a syndicated loan, each and every lender related to the Mortgage/Charge, and “Lender” means one of them.

(g)	“Lenders” Representative” means, in respect of a syndicated loan, a representative of the Lenders.

(h)	“Mortgage/Charge” in respect of a mortgage made pursuant to Condition 1(a) of this Annex B refers to a mortgage, and in respect of a charge made pursuant to Condition 1(a) of this Annex B refers to a charge.

(i)	“Mortgagor/Chargor” in respect of a mortgage made pursuant to Condition 1(a) of this Annex B refers to the mortgagor, and in respect of a charge made pursuant to Condition 1(a) of this Annex B refers to the chargor.
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7

(j)	“Notice” means the Notice of Mortgage/Charge in the form set out in Annex A.

(k)	“Practice Circular” means JTC’s Practice Circular dated 8 September 2008.

(l)	“Security Trustee” means, in respect of a syndicated loan, a trustee facilitating or coordinating on behalf of or representing the Lenders.
In addition, any reference in this Annex B or the Practice Circular to a statutory provision shall include that statutory provision and any regulation made in pursuance thereof as from time to time modified or re-enacted, whether before on or after the date of the Practice Circular, so far as such modification or re-enactment applies or is capable of applying to any transactions entered into pursuant to the Practice Circular.

*	Delete where inapplicable

NTM Practice Circular (Annex B)/Oct 2002/WYY+EL/GO+ms Notice of mortgage or change Annex B/CTG/KCS/01072005

ANNEX C
GUIDELINE ON ENVIRONMENTAL BASELINE STUDY (2003 EDITION)
1.0	Introduction

An Environmental Baseline Study (EBS) is an intrusive soil and groundwater investigation conducted to establish the baseline level of potential contaminants in soils and groundwater beneath a concerned site and to assess the extent of contamination of the site.

The EBS efforts shall determine the environmental setting and hydro-geological condition of the site at the time of site assessment. Basically, the study shall provide an overall picture of the existing soil and groundwater conditions in the context of subsurface contamination. Each study is to be planned as part of the continual monitoring program through which changes in conditions at the site can be documented, assessed and updated.

This Guideline is developed to provide the responsible parties necessary guidance for conducting EBS for assessing contamination of a site. This Guideline shall be read in conjunction with Section 7, Control of land pollution and remediation of contaminated sites, of Code of Practice on Pollution Control prepared by the National Environment Agency (NEA).

2.0	Recommended EBS procedure

2.1	The six-step EBS procedure

An environmental baseline study may include the following six steps:

Step 1. Collection and review of existing site information
•	Site location

•	Site layout

•	Current use of the site and records of waste management

•	Historic Use of the site
Step 2. Site reconnaissance
•	Verification of the collected site information

•	Identification of potential contaminants of concern (COCs)

•	Identification of areas of potential contamination
Step 3. Collection of existing site hydro-geological information
•	Surface conditions (eg. coverings, drainage, potential contaminant pathways)

•	Subsurface conditions (eg. soil type, fill material, local geology, regional geology (eg. reclaimed land), water table elevation, hydraulic gradient)
Step 4. Characterisation of subsurface condition
•	Installation of boreholes and groundwater monitoring wells

•	Soil and groundwater sampling and analyses
Step 5. Determination of nature and extent of subsurface contamination
•	Determination and assessment of unsaturated zone contamination, if any

•	Determination and assessment of saturated zone contamination, if any
Step 6. Preparation of EBS report
•	Executive summary, introduction, field work, quality assurance programme, findings, conclusions, recommendations, and supporting documents
2.2	Acquisition of data or information

The data or information needed to conduct an EBS can be acquired from the following sources, but not limited to:
•	Clients: building plans, permits and licences, manufacturing processes, etc.

•	SLA: land title records

•	MINDEF: aerial photographs, topography maps, and road maps

•	CPG: geological map of Singapore

•	Other government departments and statutory boards, eg. PCD of NEA, EDB, and URA
EBS data or information acquisition is generally an iterative process. Adequacy of data or information should be constantly reviewed and evaluated. When data or information is lacking or missing, additional data, or information acquisition shall be considered.

To streamline an EBS, baseline data or information shall be collected according to the following criteria:
•	Baseline data or information should include the normal range of physical, chemical, or biological conditions of the assessment area with statistical descriptions of that variability. Causes of extreme or unusual value in baseline data or information should be identified and noted;

•	Baseline data or information collection should focus on parameters that are directly related to the area being assessed and be as accurate, complete and representative as possible;

•	Baseline data or information shall be able to provide sufficient assessment of the nature and extent of any site contamination, and shall be able to provide basic information for performing environmental site assessment of the site;

•	Baseline data or information shall meet the minimum quality assurance and quality control (QA/QC) criteria as defined in this document as well as any additional site specific criteria established by the responsible parties.
3.0	Implementation of the recommended EBS procedure

This section discusses the practical issues for implementing the recommended six-step EBS. The responsible parties may also wish to consult two publications prepared by the American Society for Testing and Materials (ASTM) for further information:
•	ASTM E 1527-00 “Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process” or its latest edition

•	ASTM E 1903-97 “Standard Guide for Environmental Site Assessments: Phase II Environmental Site Assessment Process” or its latest edition
These ASTM environmental documents were created to help with the resolution of some of the competing interests that may arise during a real estate transaction and can be used to conduct an EBS.

3.1	Engagement of a qualified consultant

An EBS shall be carried out by the responsible parties who may appoint a qualified consultant to undertake the EBS on their behalf. The responsible parties should check that their consultants are qualified and have proven capability and experience in the site assessment work (including EBS) or other relevant works. The qualified consultants shall be responsible for providing technical support and supervision throughout the progress of the work. The responsible parties or their consultants shall also ensure that only accredited laboratory is to be engaged for the analyses. A list of third party specialist consultants is provided by the NEA and can be found at www.nea.gov.sg-cms-pcd-consultant.pdf.

3.2	Step 1 — Collection and review of existing site information

The purpose for the collection of existing site information is to help identify the potential contamination problems. The following information shall be obtained:

•	Site location

•	Site layout, including the aboveground and underground facilities and natural features

•	Current and historical use, if available, of the site, including the types of industry, activities, unit operations and chemicals used

•	Current and past waste management practices, if available, that document conditions under which hazardous waste has been managed
Tables A.1 and A.2 of the attached Appendix list the information that is important for conducting the first step of an EBS.

3.3	Step 2 — Site reconnaissance

The purpose of site reconnaissance is to assess whether any visibly discernible signs or sources of contamination problems exist on the subject site. The following activities can be conducted during a site reconnaissance:
•	Verify that the information collected during the desktop review is reliable and accurate, eg. current physical setting of the site including the presence of unrecorded structures, topography, etc. The verification shall also check whether there is any change of site use

•	Inspection of the surface conditions/coverings (surface material and condition, effect on the potential for contaminant ingress)

•	Identify potential contamination problems based on visual observations of the site and surrounding area

•	The site reconnaissance should provide a general characterization of the property, including an inspection of the entire perimeter of the site. The property should be visually inspected for signs of: open burning or dumping; trash; any areas of dead, distressed, or dying vegetation; stained soils; impoundments; seeps; oil slicks or discolorations on surface waters; discernible chemical odours; aboveground storage tanks; vertical pipes; wells casings, or indications of the presence of septic tanks; leach fields and/or underground storage tanks; drums; electrical transformers; and recent soil disturbances such as grading or filling

•	Where necessary, interview other JTC lessees in the neighbourhood to check if there is any information that has been left out from the existing records
3.4	Step 3 — Collection of existing site hydro-geological information

The purpose for collecting existing site hydro-geological information is to identify the general surface and subsurface conditions of the site. The following information shall be acquired:
•	Surface conditions, such as the original and current physical site condition, surface drainage condition (eg. surface types and surface drainage network) and possible exposure pathways

•	Subsurface conditions, including the general information on stratigraphy, lithology, structural geology and hydro-geology
3.5	Step 4 — Characterisation of subsurface condition

The purpose of this exercise is to fill up the possible gaps between the collected information and the actual hydro-geological conditions and to assess the types and concentrations of contaminants in subsurface if present. The characterisation work includes the following activities:
•	A Sampling and Analysis Plan (SAP) that indicates number of samples required, type of samples, sampling methods, location of sampling, contaminants of concern, detection limit of analytical instrument, etc. shall be prepared. A minimum reasonable number of boreholes (in accordance with requirements outlined in Section 3.5.1 below) shall be drilled and the temporary groundwater monitoring wells are constructed to allow the collection of soil and groundwater samples.
3.5.1	Determination of number of boreholes and soil drilling

An integrated approach shall be adopted to determine the number of boreholes together with the intervals and depths of soil and groundwater sampling. Depending on the accuracy tolerance, a trade-off analysis should be carried out to determine the number of boreholes, number of monitoring wells, and sampling interval and depth along borehole. To design a statistically defensible sampling plan, the responsible parties can consult “Statistical Methods for Environmental Pollution Monitoring” (Gilbert, 1987) for detailed information. Although intuitive sampling plans based on best judgement by technical experts can yield good data, this guideline recommends that the responsible parties develop their own technically feasible and economically effective sampling approach. Practically, the number of boreholes shall be at least 3. Table 1 suggests the minimal borehole numbers required for different land sizes. Note that in some cases a greater number of sampling locations may be warranted, depending on specific site conditions.

Table 1. Recommended minimal borehole numbers

Total Land Area		No. of Piezometer
(ha)	No. of Boreholes	Standpipes
< 2	3	3
2 < 10	4	4
10 - 50	6	4 - 6
50 - 100	10	6 - 8
> 100	15	8 - 10
The boreholes and monitoring well locations should be selected on the basis of providing an accurate assessment of the site characteristics by the responsible parties and their qualified consultants. Groundwater monitoring wells should be constructed to establish baseline groundwater data related to priority pollutants and other possible contaminants.

3.5.2	Sampling interval and depth

Sampling interval shall be decided on the basis of hydro-geological characteristics of the subsurface strata. The sampling depths, intervals, and testing should be sufficient to enable the assessment and delineation of any potential contaminants identified. For the purpose of EBS, the following sampling scheme is recommended based on sampling practice and the knowledge of subsurface hydro-geological conditions in Singapore.

For each borehole at all sites, the first soil sample shall be taken between 0.3 and 0.5 m below ground level (bgl). Subsequent samples in the borehole shall be taken at every 1.5 m interval (ie. 1.5 m, 3 m, 4.5 m, etc.) up to 6 m bgl. In the event where groundwater level is deeper than 6 m, additional samples shall be taken at every 2.5 m interval until 20 m bgl or until 2 m below groundwater, whichever is shallower. For each borehole where groundwater is encountered, the borehole should be converted to a monitoring well. One groundwater sample should be collected from each monitoring well within 2 m below groundwater level for further analysis. Specific mention should be made within the sampling plan for assessing the presence of any contaminants, notably phase separated hydrocarbons (PSH) or indication of similar non-aqueous phase liquids that may float on the water table. In addition, there might be some seasonal or tidal fluctuation in the water table. This should be assessed and commented, where applicable.

Due to heterogeneity and stratified nature of subsurface geology, the exact subsurface hydro-geological conditions will only be known during drilling. The pre-determined sampling depth and sampling interval shall be adjusted if necessary as work progresses. If the baseline data obtained from the site characterisation are doubtful or disputable, additional site characterisation may be necessary.

To facilitate laboratory analysis, only part of the samples collected would be tested. For each borehole, the sampling for analysis/test shall include but not limited to:
(a)	one near surface top layer soil sample (0.3 to 0.5m);

(b)	one soil sample per every stratum (in addition to (a), particularly including the upper boundary of any layers of low relative permeability (eg. clay), since there is typically a higher potential for contaminants to accumulate there;

(c)	one soil sample from the saturated zone near the boundary with the unsaturated (ie. the vadose zone — where the water table is first encountered), since there is a potential for contaminants which are insoluble in water (eg. phase separated hydrocarbons) to accumulate there; and

(d)	one groundwater sample.
More samples shall be taken for testing as deemed necessary by the responsible parties and their qualified consultants.

For reclaimed sites where the depth of fill material is more than 6 m, two (2) additional soil samples shall be taken, in addition to soil sampling mentioned above, at the immediate next soil stratum encountered for analysis/test. The first of the 2 additional soil samples shall be taken at the upper boundary of the said soil stratum and the other at 2 m below the upper boundary of the soil stratum.

3.5.3	Sampling methodology and Quality Assurance/Quality Control

Soil and groundwater sampling shall be performed with due consideration of the material compatibility between the major contaminants of concern and the sampler, container and well screen used. The sampling tools and samplers shall be decontaminated prior to and between use as contamination from sampling equipment may contribute significant errors to sampling results. Sampling errors may also be introduced during the sampling steps. During sample collection, cross-contamination may result from poor equipment and apparatus handling or the use of preservatives.

Appropriate QA/QC procedures should be included in the EBS to allow for assessment of the quality of the data collected. The QA/QC measures may include, for example, written field sampling protocol, decontamination procedures, instrument calibration, the preparation and analysis of trip blanks, equipment blanks, duplicate samples and holding times for sample analysis.

3.5.4	Sample handling and preservation

Sample container shall be free of contaminants prior to use and the container material shall be compatible with the sample. Each soil or groundwater sample shall be properly labelled, sealed, preserved and kept following the US Environmental Protection Agency (USEPA) standard procedures. A suitably qualified and accredited laboratory should provide the appropriate bottles and sample containers for sampling.

3.5.5	Sample analyses

After being delivered to the laboratory, the samples shall be extracted and analysed within the specified acceptable holding time for the particular analyte. Samples which exceed the relevant holding times will be rendered unsuitable for analysis due to the potential for the physicochemical and biological properties to change with time to a state which is not representative of actual site conditions and should not therefore be analysed. Samples selected for analysis which exceed their respective holding times before analysis, will need to be recollected.

3.5.6	Determination of COCs for sample analyses

For the EBS purpose, contaminants of concern (COCs) are typically identified on the basis of a site inspection, review of available information, and a site history review. Given that the investigation required is an environmental baseline study, analytes covering known future or expected chemicals to be used on the site (not necessarily used on the site in the past or at the time of the EBS investigation) should also be included in the analytical regime, where possible.

COCs shall include those chemicals suggested in Table A.3 and those compounds used by the industries that have currently and previously occupied the site. Table A.4 lists the possible COCs of some typical industries in Singapore, including refineries, electronics, shipbuilding, wood-based furnishing, petrol stations, electro-plating, and waste treatment factories. It is worth to note that the listed COCs are not exhaustive. In the cases where the industries or manufacturing-specific chemicals are not listed in this Guideline, the responsible parties and their qualified consultants shall determine the COCs based on their best professional judgement.

3.5.7	Methods of analysis

In general, contaminants present in the samples shall be analysed using established methods as recommended by the US EPA and/or ASTM. Table A.5 lists the methods of analysis documented by various institutions.

Note: The concentrations of contaminants analysed shall be presented in tabulated form. The following information shall be provided:
•	Parameters

•	Unit of measurement

•	Reference method of analysis

•	Detection limit

•	Values for each sample or composite sample analysed (values exceeding the Dutch Standards intervention values shall be highlighted)

•	Remarks (if any)
3.6	Determination of extent of subsurface contamination

The concentrations of COCs determined are then compared with the standard values to determine the extent of contamination of the site for both unsaturated and saturated zones.

3.6.1	Standards of assessment

Standard values are needed whereby the chemical compound levels found in the soil and groundwater can be matched. The comparison between the actual levels found and the standard values will determine the level and extent of contamination of the site and the appropriate remedial actions to take.

For the EBS purpose, the Dutch Standards (2000 edition or its latest edition) are adopted for assessing land contamination and remediation. The Dutch Standards specify two sets of limits for heavy metals, inorganic compounds, aromatic compounds, hydrocarbons, pesticides and other pollutants in both soils and groundwater as follows (see Table A.6):
•	Intervention Values: When concentration level is above the intervention value, the soil/sediment/groundwater is considered as seriously contaminated and clean up of the site is required.

•	Target Values: When concentration level is below the target value, the soil/sediment/groundwater is considered as unpolluted.
If the concentration level lie between the intervention value and target value, the site is considered contaminated, but the contamination may not be serious enough to warrant a clean up. Further investigation of the site including a risk assessment study is required to resolve uncertainties with respect to the possible pollution and its associated risks to determine the need to carry out a clean up. Detailed information for conducting a risk assessment study can be found in the following document:
•	American Society for Testing and Materials (ASTM) E 1739-95 “Standard Guide for Risk-Based Corrective Action at Petroleum Release Sites” or its latest edition.

•	American Society for Testing and Materials (ASTM) E 2081-00 “Standard Guide For Risk-Based Corrective Action at Chemical Release Sites” or its latest edition.

•	Guidelines for Assessing and Managing Petroleum Hydrocarbon Contaminated Sites in New Zealand, Ministry of the Environment, August 1999, Wellington, New Zealand.
3.7	Remediation

If the site is found contaminated, the responsible parties involved shall be required to remediate the property by restoring it to either:
•	the standards required by relevant authorities or in the absence of such requirement, the prevailing Dutch Standards; or

•	the first EBS level (if any) at the commencement of the original lease term,
whichever is less stringent.

However, if the original lease already contains a stipulation that decontamination back to the first EBS level at the commencement of lease is required, no option will be given to comply with whichever standard that is less stringent. Besides, it is necessary to remediate any off-site adjacent contaminated land so long as the contaminant emanated from the subject site.

3.8	Certification of Remediated Sites

The remediated sites shall be certified by an independent third party expert/specialist consultant to meet the standards required.

The certification shall contain the following:
(a)	a statement that the subject site has been remediated to meet the standards required; and

(b)	a statement that the certification given is a true and unbiased representation of the facts and that all reasonable professional skill, care and diligence have been taken in checking the facts
The originals or authenticated copies of the certification shall be submitted to JTC Corporation for review and approval.

3.9	Preparation of EBS report

An EBS report shall include, but not limited to, coverage of the major components listed below:
•	Executive Summary

•	Introduction

•	Site Setting

•	Site Inspection

•	Field Work

•	Results/Findings

•	QA/QC programme and results

•	Conclusion

•	Recommendation

•	Supporting Documents
The following summarises a recommended format of an EBS report:
(a)	Executive Summary

(b)	Introduction
•	Background

•	Client’s business operation

•	Objectives

•	Scope of works

•	Assessment methodology

•	Structure of the report
(c)	Site Setting
•	Site location and characteristics

•	Site layout and features

•	Site activities

•	Surrounding land uses

•	Topography, geology, soils, fill, hydrology and hydrogeology

•	Site history
(d)	Site Inspection
•	Boundary conditions

•	Surface conditions

•	Storage tanks

•	Other chemical use and storage

•	Drainage

•	Stains, odours and stressed vegetation

•	Potential COCs and areas of Concern

•	Sampling and analysis plan
(e)	Field Work
•	Borehole installation

•	Soil sample collection

•	Monitoring well construction and ground water levels (RL)

•	Groundwater sample collection

•	Laboratory analyses
(f)	Findings
•	Results and discussion of soil sample analysis

•	Results and discussion of groundwater sample analysis

•	Determination of level of contamination and assessment of potential impact
(g)	Conclusions
•	Potential contamination and impact to the site based on laboratory analytical results, site inspection and other available information

•	Likely nature and extent of any identified contamination and impact
(h)	Recommendation
•	Requirements for remediation, if any

•	Follow-up actions, if any
(i)	Supporting Documents
•	Driller’s logs/reports

•	Site location plan

•	Site layout plan and photos indicating major/relevant features

(eg. buildings, surface coverings/materials, underground/aboveground storage tanks, chemical handling and storage areas, etc.)

•	Plan showing sampling locations including all borehole, monitoring well, test pit, etc., locations and known or anticipated groundwater flow direction. Also include any pre-existing wells.

•	Field documentation

•	Calibration certificates

•	Inventory of chemicals used in client’s operation

•	Laboratory analytical reports results (including internal laboratory QA/QC analysis and results)

•	Chain of custody documentation

•	Version of the JTC EBS Guideline used for the EBS
4.0	Conclusions

The above information is a brief guidance on conducting environmental baseline study assessment. It should be noted that the various tests and experiments conducted shall be accurate and professionally done so as to achieve a satisfactory environmental baseline study.

5.0	Recommended References

ASTM (1998). “ASTM E 1527-00: Environmental Site Assessments: Phase I Environmental Site Assessment Process.” Annual Book of ASTM Standards, ASTM, Philadelphia, Pa.

ASTM (1998). “ASTM E 1903-97: Environmental Site Assessments: Phase II Environmental Site Assessment Process.” Annual Book of ASTM Standards, ASTM, Philadelphia, Pa.

Gilbert, R.O. (1987). “Statistical Methods for Environmental Pollution Monitoring.” Van Nostrand Rehihold Co., New York, New York.

ASTM, (1995). “ASTM E 1739-95E1: Standard Guide for Risk-Based Corrective Action Applied at Petroleum Release Sites.” Annual Book of ASTM Standards, ASTM, West Conshohocken, PA.

APPENDIX
TABLE A.1. SOME IMPORTANT SITE INFORMATION FOR EBS

Item	Specific Information
Site location	Topographic map, including contours, map scale and date, flood plain areas, surface waters, springs and intermittent streams, and site legal boundaries, regional hydraulic gradients.

Site map, including injection and extraction wells on site and off site; buildings and recreation areas, access and internal roads; site drainage, sanitary, and process sewerage systems; and fire control facilities.

Location of past and/or present operation units and equipment cleaning areas, ground-water monitoring wells, delineation of waste management units, and site modifications.

Surrounding area land use patterns.

Vegetation (ie. trees, shrubs and grasses).
TABLE A.2. SOME WASTE MANAGEMENT INFORMATION FOR EBS

Category	Item	Specific Information
History of waste application	Years in operation and annual quantity of waste generated and/or disposed of. Placement of waste. Size of waste unit(s)	Records of measured annual waste quantity (weight/volume) over life of site including hazardous and non-hazardous wastes managed at the same site.

Records of quantity (weight/volume), and location of each waste disposal action.

Area and depth.

History of waste quality	Waste analyses. Unit processes. Disposal areas.	Periodic analyses of hazardous wastes.

History of unit processes employed in the generation and treatment of wastes.

Pits, ponds, lagoons, landfills, storage tanks, and wastewater treatment plant locations (present and historical).

TABLE A.3. TEST PARAMETERS FOR SOIL AND GROUNDWATER SAMPLES
(For Non-Restricted Future Uses)

Test Parameters	Soil	Groundwater
Metals	Refer to Table A.6	Refer to Table A.6
Inorganic Compounds	Refer to Table A.6	Refer to Table A.6
Aromatic Compounds	Refer to Table A.6	Refer to Table A.6
Polycyclic Aromatic Hydrocarbons (PAHs)	Refer to Table A.6	Refer to Table A.6
Chlorinated Hydrocarbons	Refer to Table A.6	Refer to Table A.6
Pesticides	Refer to Table A.6	Refer to Table A.6
Other Pollutants	Refer to Table A.6	Refer to Table A.6
Conventional	Organic matter Total petroleum hydrocarbons (TPH) Moisture content	Total petroleum hydrocarbons (TPH) pH, BOD, COD, TOC, F, Cl, Br, SO42-,PO43- Total ammoniacal nitrogen (TAN)
Specific	Raw materials and products that the company will be handling and producing	Raw materials and products that the company will be handling and producing

TABLE A.4. TYPES OF INDUSTRIES AND THEIR POSSIBLE COCs

Types of
Industry	Contaminants of Concern
Electronics	carbon tetrachloride, chloroform, 1,1-dichloroethane, 1,2-dichloroethane, 1,1-dichloroethylene, cis-1,2-dichloroethlene, trans-1,2-dichloroethlene, trichloroethane, trichloroethylene, arsenic, cadmium, chromium, lead, nickel, zinc
Other compounds not listed
Electro-Plating	1,1-dichloroethane, 1,2-dichloroethane, arsenic, chromium, cadmium, lead, copper, nickel, acids and bases Other compounds not listed
Petrol Stations	TPH, Benzene, ethyl benzene, toluene, xylene (BTEX) Polycyclic Aromatic Hydrocarbons Phenols Lead Methyl Tertiary Butyl Ether Other compounds not listed
Petrochemicals	benzene, carbon tetrachloride, chlorobenzenes, chloroform, 1,1-dichloroethane, 1,2-dichloroethane, 1,1-dichloroethylene, cis-1,2-dichloroethlene, trans-1,2-dichloroethlene, ethyl benzene, hexachlorobenzene, hexachlorobutadiene, hexachloroethylene, phenol, styrene, tetrachloroethane, tetrachloroethyene, trichloroethane, trichloroethylene, 2,4,6-trichlorophenil, polychlorinated biphenyls, cadmium, chromium, copper, lead, mercury, nickel, zinc
Other compounds not listed
Refineries	benzene, toluene, xylene, total petroleum hydrocarbons, carbon tetrachloride, 1,1-dichloroethane, 1,2-dichloroethane, phenol, polychlorinated biphenyls, cadmium, chromium, copper, lead, mercury, zinc, PAHs
Other compounds not listed
Shipbuilding	Heavy metals Volatile organics (solvent/paint) Semi-volatile organics Other compounds not listed
Transformers/electrical substations	Polychlorinated biphenyls (PCBs)
Waste Disposal Site	1,1-dichloroethane, 1,2-dichloroethane, cadmium, chromium, copper, lead, nickel Other compounds not listed
Wood-based	Heavy metals PAHs Pentachorophenols Other compounds not listed

Note:	The above listed chemicals are some typical contaminants of concern and are not exhaustive.

TABLE A.5. METHODS OF COCs ANALYSIS

Compound	Analysis Methods
1. USEPA Test Methods for Evaluating Solid Wastes, Physical/Chemical Methods, SW-846, 3rd Edition, November 1990
Volatile Organics	Method 5021 (Extraction) Method 8260B (GC/MS)
Semi-Volatile Organics	Solid Samples:
Method 3545 (Extraction)
Method 8270C (GC/MS)
Liquid Samples:
Method 3510 (Separating Funnel Liquid-Liquid Extraction)
Method 8270 C (GC/MS)
Heavy Metals	3050B (Acid Digestion) or 3051 (Microwave Assisted Acid Digestion)
Mercury (Hg):
Cold Vapour Atomic Absorption Spectrophotometry
Other elements:
Inductive Coupled Plasma, Flame Atomic Absorption Spectrometry & Hydride Generation Atomic Absorption Spectrometry
2. USEPA Methods for Chemical Analysis of Water and Wastes, EPA-600/4-79-020, Revised March 1983
Total Petroleum Hydrocarbons	Method TPH 418.1(IR Spectrophotometry) or APHA 5520 (B): 20th Edition and EPA 8440
BTEX	Method EPA 8260B
Polynuclear Aromatic Hydrocarbons	Method EPA 8310-(HPLC)
Method EPA 8270C-(GC/MS)
3. BS 1377:1996 Methods of Test for Soil for Civil Engineering Purposes
Organic Matter	Method Test 3
Determination of the Organic Matter Content
4. APHA-AWWA-WEF Standard Methods for the Examination of Water and Wastewater, 20th Edition, 1998
pH	Method 4500-H+ B
Electrometric Method
Biochemical Oxygen Demand	Method 5210B
5-Day BOD Test
Chemical Oxygen Demand	Method 5220B
Open Reflux Method
Total Organic Carbon	Method 5310C
Persulfate-UV Oxidation Method
Method 3510 (B) High Temperature Combustion Method

Compound	Analysis Methods
Fluoride	APHA 4110 (B) (Ion Chromatography with Chemical Suppression of Eluent Conductivity
Or
APHA 4500-F (C) (Ion-Selective Electrode Method).
Chloride	APHA 4500-CI (B) (Argentometric Method); APHA 4500-CI (D) (Potentiometric Method); APHA 4110 (B) (Ion Chromatography with Chemical Suppression of Eluent Conductivity).
Bromide	APHA 4110 (B) (Ion Chromatography Method); APHA 4500-Br(B) (Phenol Red Colorimetric Method).
Sulphate	APHA 4500-SO42- (C) (Gravimetric Method with Ignition of Residue);
APHA 4110 (B) (Ion Chromatography with Chemical Suppression of Eluent Conductivity).
Phosphorus	APHA 4500-P (B) (Sample Preparation) APHA 4500-P (C) (Vanadomolybdophosphoric Acid Colorimetric Method); APHA 4500-P (E) (Ascorbic Acid Method);
APHA 4500-P (G) (Flow Injection Analysis for Orthophosphate;
APHA 4500-P (H) (Manual Digestion and Flow Injection Analysis for Total Phosphorus & APHA 4110 (B) ((Ion Chromatography with Chemical Suppression of Eluent Conductivity).
Ammoniacal Nitrogen	APHA-4500NH3 (C) (Titrimetric Method); APHA 4500-NH3 (F) (Phenate Method) & APHA 4500-NH3 (H) (Flow Injection Analysis).
Cyanide	APHA 4500-CN (C) (E) (Colorimetric Method); APHA 4500-CN (N) (Total

Compound	Analysis Methods
Cyanide after Distillation, by Flow Injection Analysis) & APHA 4500-CN (O) (Total Cyanide and Weak Acid Dissociable Cyanide by Flow Injection Analysis).

TABLE A.6. STANDARD CHEMICAL COMPOUND VALUES BASED ON DUTCH STANDARDS 2000

	Soil/Sediment
	(mg/kg dry weight)
	Target Value	Intervention Value	Ground water (μg/l)
	Standard Soil	Standard Soil	Target Value	Intervention Value
Metals
As	29	55	10	60
Sb	3	15	/	20
Ba	160	625	50	625
Cd	0.8	12	0.4	6
Cr	100	380	1	30
Co	9	240	20	100
Cu	36	190	15	75
Hg	0.3	10	0.05	0.3
Pb	85	530	15	75
Mo	3	200	5	300
NI	35	210	15	75
Zn	140	720	65	800
Inorganic Compounds
free cyanide	1	20	5	1,500
cyanide-complex (pH<5)[1]	5	650	10	1,500
cyanide-complex (pH>=5)	5	50	10	1,500
thiocyanate (sum)	1	20	/	1,500
Aromatic Compounds
benzene	0.01	1	0.2	30
ethylbenzene	0.03	50	4	150
toluene	0.01	130	7	1,000
xylene (sum)	0.1	25	0.2	70
styrene (=vinylbenzene)	0.3	100	0.6	300
phenol	0.05	40	0.2	2,000
cresol (sum)	0.05	5	0.2	200
catechol (o-dihydroxybenzene)	0.05	20	0.2	1,250
resorcinol (m-dihydroxybenzene)	0.05	10	0.2	600
hydroquinone (p-dihydroxybenzene)	0.05	10	0.2	800
Polycyclic Aromatic Hydrocarbons (PAHs)
naphthalene	/	/	0.01	70
anthracene	/	/	0.0007	5
phenantrene	/	/	0.003	5
fluoranthene	/	/	0.003	1
benzo(a)anthracene	/	/	0.0001	0.5
chrysene	/	/	0.003	0.2

	Soil/Sediment
	(mg/kg dry weight)
	Target Value	Intervention Value	Ground water (μg/l)
	Standard Soil	Standard Soil	Target Value	Intervention Value
benzo(a)pyrene	/	/	0.001	0.05
benzo(g,h,i)perylene	/	/	0.0003	0.05
benzo(k)fluoranthene	/	/	0.0004	0.05
indeno(1,2,3-c,d)pyrene	/	/	0.0004	0.05
Sum PAH [3] (soil with up to 10% OM)	1	40	/	/
Sum PAH [3] (soil with OM between 10% and 30%)
Sum PAH [3] (soil with OM above 30%)	3	120
Chlorinated Hydrocarbons
vinylchloride	0.01	0.1	0.01	5
dichloromethane	0.4	10	0.01	1000
1,1 dichloroethane	0.02	15	7	900
1,2 dichloroethane	0.02	4	7	400
1,1-dichloroethene	0.1	0.3	0.01	10
1,2-dichloroethene (sum cis and trans)	0.2	1	0.01	20
dichloropropanes	0.002	2.0	0.8	80
trichloromethane (=chloroform)	0.02	10	6	400
1,1,1-trichloroethane	0.07	15	0.01	300
1,1,2-trichloroethane	0.4	10	0.01	130
trichloroethene (Tri)	0.1	60	24	500
tetrachloromethane (Tetra)	0.4	1	0.01	10
tetrachloroethene (Per)	0.002	4	0.01	40

chlorobenzene [3] (sum mono, di, tri, tetra, penta, hexa)	0.03	30	/	/
monochlorobenzene	/	/	7	180
dichlorobenzenes (sum)	/	/	3	50
trichlorobenzenes (sum)	/	/	0.01	10
tetrachlorobenzenes (sum)	/	/	0.01	2.5
pentachlorobenzenes (sum)	/	/	0.003	1
hexachlorobenzenes (sum)	/	/	0.00009	0.5

chlorophenols [3] (sum mono, di, tri, tetra, penta)	0.01	10	/	/
monochlorophenols (sum)	/	/	0.30	100
dichlorophenols (sum)	/	/	0.20	30
trichlorophenols (sum)	/	/	0.03	10

	Soil/Sediment
	(mg/kg dry weight)
	Target Value	Intervention Value	Ground water (μg/l)
	Standard Soil	Standard Soil	Target Value	Intervention Value
tetrachlorophenols (sum)	/	/	0.01	10
pentachloropenol	/	/	0.04	3

chloronaphtalene	/	10	/	6
monochloroanilines	0.005	50	/	6
polychlorobiphenyls (sum of PCB 28, 52, 101, 118, 138, 153, 180)	0.02	1	0.01 d	0.01
EOX [4] (Extractable Organic Halogenetic Compounds)	0.3		/
Pesticides
sum DDT/DDD/DDE	0.01	4	0.004 ng/l	0.01
sum aldrin, dieldrin, endrin	0.01	4	/	0.1
aldrin	0.00006	/	0.009 ng/l	/
dieldrin	0.0005	/	0.1 ng/l	/
endrin	0.00004	/	0.04 ng/l	/
sum α-HCH, β-HCH, γ-HCH, δ-HCH	0.01	2	0.05	1
a-HCH	0.003	/	33 ng/l	/
b-HCH	0.009	/	8 ng/l	/
g-HCH	0.00005	/	9 ng/l	/
atrazin	0.0002	6	29 ng/l	150
carbaryl	0.00003	5	2 ng/l	50
carbofuran	0.00002	2	9 ng/l	100
chloordaan	0.00003	4	0.02 ng/l	0.2
endosulfan	0.00001	4	0.2 ng/l	5
heptachloor	0.0007	4	0.005 ng/l	0.3
heptachloor-epoxide	0.0000002	4	0.005 ng/l	3
maneb	0.002	35	0.05 ng/l	50
MCPA [5]	0.00005	4	0.02	50
organotin compounds [6] (sum)	0.001	2.5	0.05-16 ng/l	0.7
Other Pollutants
cyclohexanone	0.1	45	0.5	15,000
phtalates (sum)	0.1	50	0.5	5
mineral oil[2]	50	5,000	50	600
pyridine	0.1	0.5	0.5	30
tetrahydrofuran	0.1	2	0.5	300
tetrahydrothiophene	0.1	90	0.5	5,000
tribromomethane	—	75	—	630

Standard Soil/Sediment:	Standard Soil/Sediment values apply to soil with 10% organic matter and 25% clay content
Source: Sleatscourant
24 febr. 2000, nr 39
Footnotes:
1	pH (0,01 M CaCl2). To determine the pH>=5 and pH<5, the 90 percentile value of the measured values applies

2	Mineral oil applies to the total of (branched) alkanes. If the concentration consists of a mixture (gasoline or domestic fuel) then both the alkaline concentration and the PAH concentration must be determined. For practical reasons, the total parameter is used.

3	The total value for PAHs, chlorophenols and chlorobenzenes in soil/sediment applies to the total concentration of the compounds of the different groups. In this case, the contamination is caused by one compound, the intervention value of this particular compound applies. In the case of two or more compounds the total value of these values is applied.

For soil/sediment the effect can be directly summed (1 mg of substance A has the same effect as 1 mg of substance B). The total value can be used to establish exceedance. For ground water, the effects are indirect, and summarised as a fraction of the individual components. In other words, 0,5 x intervention value of substance A has the same effect as 0,5 x the intervention value of substance B mentioned groups. It is the intervention value for this substance.

4	Test is optional unless the site is known to be contaminated by chlorinated or other extractable organic halides.

5	Test is optional unless the site is known to be contaminated by MCPA.

6	Test is optional unless the site is known to be contaminated by organotin compounds.

JTC(L)3729/9A/GP/dn
JTC(L)7200/1542/GP/dn
20 April 2009

JTC Corporation
The JTC Summit
8 Jurong Town Hall Road
Terra Investments Pte Ltd	BY FAX & POST	Singapore 609434
c/o United Premas Limited	FAX : 6876 6495	JTC hotmail	1800 568 7000
Block 750 Oasis Chai Chee Road		main line	(65) 6560 0056
Technopark @ Chai Chee #01-01		facsimile	(65) 6565 5301
Singapore 469000		website	www.jtc.gov.sg
Attention : Mr Kenneth Tham
Dear Mr Tham,
PROPOSED ASSIGNMENT/TRANSFER (“ASSIGNMENT”) OF LEASE OF PTE LOTS A1964503, A1964504, A1964505, A1964506, A1964507, A1964508 AND A1964510 (TO BE KNOWN AS PTE LOTS A1112600, A1112601, A1112602, A1112603, A1112604, A1112605 AND A1112606) AT
60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787A, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406), Al2787B, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406), Al2787D, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406), Al2787E, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406), Al2787K, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406) AND PLOT 6 WOODLANDS INDUSTRIAL PARK D (“the Property”)
BY TERRA INVESTMENTS PTE. LTD. TO CHARTERED SEMICONDUCTOR MANUFACTURING LTD
1.	Please refer to our Assignment Consent Letter dated 15 April 2009.

2.	We had inadvertently omitted the letter of undertaking mentioned in Paragraph 5.2(f). We attach the said letter of undertaking herewith for your reference/necessary action.

3.	We apologize for any inconvenience caused. Please feel free to contact me should you require further clarification or assistance.
Yours sincerely,

/s/ Gillian Phua
GILLIAN PHUA (MS)
Assistant Manager
Electronics Department
Electronics, Info-Comm & Media Cluster
DID : 6883 3702
Fax : 6565 5301
Email : phuallg@jtc.gov.sg
Attd.

cc
Chartered Semiconductor Manufacturing Ltd	BY FAX & POST
60 Woodlands Industrial Park D Street 2	FAX : 6360 4970
Singapore 739406
Attention : Ms Janet Cun

[To be issued on the Assignee’s letterhead]
[ Date ]
Jurong Town Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434
Attention :
Dear Sirs,
Proposed Assignment/Transfer (“Assignment”) of Lease of Pte Lots A< > (To be known as Pte Lots A<>) at < > (“Property”)
Assignor : < >
Assignee : < >
Environmental Baseline Requirements
1	We refer to your Environmental Baseline Requirements in paragraph 2.3(c) of your letter dated <DDMMYYYY> (“your Assignment Consent Letter”).

2	We have agreed with the Assignor that we, as the Assignee, will assume the whole obligation and responsibilities of both the Assignor and the Assignee pertaining to your Environmental Baseline Requirements as set out in paragraph 2.3(c) and Annex C of your Assignment Consent Letter (hereinafter also known as the “EBS Obligations”). This includes, but is not limited to, the following all at our cost and expense :-
(2.1)	ensuring that the EBS Obligations are fully complied with and fully executed in accordance with (and without conflict with) the guidelines in Annex C of your Assignment Consent Letter whether we engage consultants or agents to assist in fulfilling the EBS Obligations or otherwise;

(2.2)	ensure that any EBS conducted on the seven lots referred to as “Property” or “Properties” in your Assignment Consent Letter (hereinafter also referred to as “Property”) is conducted by an Independent Consultant (Assignee’s Independent Consultant”) and fully in accordance with the guidelines in Annex C of your Assignment Consent Letter;

(2.3)	submit a written copy of the results of any EBS conducted on the Property to you within the period prescribed by your Assignment Consent Letter;

1

(2.4)	if required in writing by you (“Lessor’s Further Tests Request”), the Assignee’s Independent Consultant shall conduct further tests, including but not limited to RBCA and Re-sampling, and the results of the further tests shall be submitted to you within the period required by you (“Further period”);

(2.5)	if the results of any EBS conducted on the Property indicates that the contamination level at the time of the said EBS exceeds :
(2.5.1)	such laws; or

(2.5.2)	in the absence of such laws, the prevailing Dutch Standard,
as defined in your Assignment Consent Letter, we shall comply and ensure compliance with your requirements in either (2.5.3) or (2.5.4) below :

Either
(2.5.3)	submit within the Further Period :
(a)	a certification by the Assignee’s Independent Consultant that the contamination level is safe for operations and will not at any time be or become a health or safety risk to workers or other users of or occupants at the Property for the whole of the remaining lease term (“Certify”, “Certifies” or “Certification”, as the case may be); and

(b)	a recommendation, if any, by the Assignee’s Independent Consultant that Re-samplings be carried out during the remaining lease term and the frequency of such Re-samplings (“Re-sampling Recommendation”);
Or
(2.5.4)	if the Assignee’s Independent Consultant is for any reason unable to Certify, or you do not receive the Certification within the Further Period, then we shall decontaminate the Property to the state and condition :
(a)	required under such laws; or

(b)	in the absence of such laws, required under the Dutch Standards, as defined in your Assignment Consent Letter, and reinstate the Property.

2

For the avoidance of doubt, any contamination detected at the Property shall be presumed and deemed to have occurred after the commencement of the (original) lease term and shall be our liability, unless we can provide due proof to your satisfaction that such contamination was already present before the commencement of the (original) lease term.

3	We, as the Assignee, for ourselves, our successors and permitted assigns, hereby undertake to you and your successors and assigns that we will immediately upon legal completion of the Assignment, all at our own cost and expense (whether expressly stipulated or not), assume and take over the Assignor’s whole obligation and responsibilities in observing and complying with your Environmental Baseline Requirements as set out in paragraph 2.3(c) and Annex C of your Assignment Consent Letter and above. We shall indemnify and keep indemnified you, your successors and assigns against all proceedings, actions, suits, writs, summonses, judgments, orders, decrees, costs, expenses, charges, claims, demands, losses, penalties and liabilities which you, your successors or assigns may suffer or incur arising out or in connection with the contaminants/contamination.
4	We shall not hold you liable or responsible for any loss of peaceful or quiet possession or enjoyment of the Property, or any claim, demand, proceedings, action, suit, summonses, writs, inconvenience, loss, damage, costs or expenses of whatever kind or description which we or any other person may suffer arising from or in connection with the contaminants/contamination.

5	We understand that you have the right to take any action that you deem necessary (including the right of re-entry under the Building Agreement/Agreement for Lease/Lease) should we, as the Assignee, fail for any reason to do as what we undertake in this letter or any part of it.

6	The meanings of expressions defined in your Assignment Consent Letter are applicable to those in this letter, unless otherwise specifically stated in this letter.
For Limited/Private Limited Companies :-
Yours Sincerely,

Signature	:

Name	:

Designation	:
For and on behalf of : <Company Name>

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